05067637

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Credit Suisse First Boston Mortgage Securities Corp.</u>
Exact Name of Registrant as Specified in Charter

<u>0000802106</u>
Registrant CIK Number

<u>Form 8-K, September 29, 2005 Home Equity Pass-Through Certificates, Series 2005-4</u>
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

<u>333-120966</u>
SEC File Number, if available

SEC MAIL PROCESSING
OCT 03 2005
WASH, D.C. 165 SECTION

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 04 2005
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: [signature]
Name: PETER J. SACK
Title: VICE PRESIDENT

Dated: September 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [08/31/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[628,480,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2005-4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
A-1	[359,740,000]	Senior/Adj	LIBOR+[]%	0.9	AAA/Aaa/AAA
A-2	[119,940,000]	Senior/Fixed	[]%	2.4	AAA/Aaa/AAA
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR/NR
M-1	[32,960,000]	Mezzanine/Fixed	[]%	5.2	AA+/Aa1/AA+
M-2	[33,600,000]	Mezzanine/Fixed	[]%	5.0	AA/Aa2/AA
M-3	[12,800,000]	Mezzanine/Fixed	[]%	4.5	AA-/Aa3/AA-
M-4	[15,040,000]	Mezzanine/Fixed	[]%	4.4	A+/A1/A+
M-5	[13,120,000]	Mezzanine/Fixed	[]%	4.2	A/A2/A
M-6	[10,560,000]	Mezzanine/Fixed	[]%	4.1	A-/A3/A-
M-7	[11,520,000]	Mezzanine/Fixed	[]%	4.1	BBB+/Baa1/BBB+
M-8	[8,640,000]	Mezzanine/Fixed	[]%	4.0	BBB/Baa2/BBB
M-9	[10,560,000]	Mezzanine/Fixed	[]%	4.0	BBB-/Baa3/BBB-
Total	[628,480,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
B-1	[5,120,000]	Subordinate/Fixed	[]%	4.0	BB+/Ba1/BB+
B-2	[6,400,000]	Subordinate/Fixed	[]%	3.9	BB+/Ba2/BB
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
X-S	[0]	Excess Servicing	Variable	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral ramp assumes 15% CPR increasing by approximately [1.818%] to 35% CPR in month 12 and remains at 35% CPR thereafter. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC.
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation.
Servicers:	Wilshire Credit Corporation (58.0%), IndyMac Bank, FSB (19.8%) and Ocwen Loan Servicing, LLC (22.2%).
Trustee:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The MurrayHill Company.
Credit Insurance Provider:	Old Republic Insurance Company.
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregate principal balance of the covered loans as of the Cut-Off Date subject to certain limitations. Approximately [19.8]% of the initial mortgage loans are covered under the policy and the remaining 80.2% of the initial mortgage loans are not covered under the policy.
Cut-off Date:	September 1, 2005 for the initial mortgage loans.
Deal Settlement:	On or about September 29, 2005.
Investor Settlement:	On or about September 30, 2005.
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in October 2005.
Accrual Periods:	With regard to the Offered Certificates, other than the Class A-1 Certificates, the calendar month preceding the month of that Distribution Date. For the Class A-1 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	24 days with respect to the Offered Certificates, other than the Class A-1 Certificates, and 0 days with respect to the Class A-1 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at 15% CPR in month 1, increasing by approximately [1.818%] CPR per month to 35% CPR in month 12, and remaining at 35% CPR thereafter.
Prefunding Amount:	[]
Capitalized Interest Account	[TBD].
Offered Certificates:	The Class A-1, Class A-2, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.

Optional Termination: 10% optional clean-up call and 5% mandatory auction, as described in the Prospectus Supplement.

Maximum Pool Balance: The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through margin with respect to the Class A-1 Certificates will be increased by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A-1 Certificates. If the optional clean-up call is not exercised, the pass-through rate on the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will increase by 50 basis points.

Net Funds Cap: For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the amount of interest which accrued on the mortgage loans, minus (2) the sum of (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first Distribution Date) and (ii) (x) in the case of the Class A-1 Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360 and (y) in the case of the other Offered Certificates, 1/12.

Principal and Interest Advancing: Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).

Accrued Certificate Interest: For each class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such class with respect to interest on such immediately preceding Distribution Date, and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Remittance Amount: For any Distribution Date, will equal the sum of (i) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicers or the trustee with respect to such mortgage loans, to the extent allocable to interest, (ii) all Compensating Interest paid by the servicers with respect to such mortgage loans and the related Distribution Date, (iii) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that Distribution Date allocable to interest, (iv) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (v) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.

Principal Remittance Amount: For any Distribution Date will be equal to the sum of (i) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicers and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (ii) all principal prepayments on the mortgage loans received during the related Prepayment Period, (iii) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (iv) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (v) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (vi) regarding the December 2005 Distribution Date, the amount remaining in the Prefunding Account at the end of the Prefunding Period and (vii) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Excess Cashflow Loss Payment

An amount equal to the lesser of (i) excess cashflow for such Distribution Date and (ii) the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (ii) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any Distribution Date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy.
2. Excess cashflow.
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement(1)	Expected Initial Target Credit Enhancement(1)	Expected Final Target Credit Enhancement(2)
A(3)	[25.05]%	[28.55]%	[57.10]%
M-1	[19.90]%	[23.40]%	[46.80]%
M-2	[14.65]%	[18.15]%	[36.30]%
M-3	[12.65]%	[16.15]%	[32.30]%
M-4	[10.30]%	[13.80]%	[27.60]%
M-5	[8.25]%	[11.75]%	[23.50]%
M-6	[6.60]%	[10.10]%	[20.20]%
M-7	[4.80]%	[8.30]%	[16.60]%
M-8	[3.45]%	[6.95]%	[13.90]%
M-9	[1.80]%	[5.30]%	[10.60]%
B-1	[1.00]%	[4.50]%	[9.00]%
B-2	[0.00]%	[3.50]%	[7.00]%

(1) Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.
(2) On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.
(3) Class A includes the Class A-1 and Class A-2.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate pool balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in October 2008 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such Distribution Date) is greater than or equal to [57.10]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates, respectively) immediately preceding months equals or exceeds [18.0]% of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that Distribution Date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
October 2005 – September 2008	N/A
October 2008 – September 2009	3.85% for the first month, plus an additional 1/12th of 2.10% for each month thereafter.
October 2009 – September 2010	5.95% for the first month, plus an additional 1/12th of 1.65% for each month thereafter.
October 2010 – September 2011	7.65% for the first month, plus an additional 1/12th of 0.80% for each month thereafter.
October 2011 and thereafter	8.45%

Registration: The Offered Certificates, other than the Class A-R and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. to the Class X-S Certificates, the aggregate excess servicing fee for such Distribution Date;
2. concurrently to the Class A-1, Class A-2, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
3. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class M-7 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class M-8 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
11. to the Class M-9 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
12. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
13. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. on the Distribution Date in December 2010 or thereafter, to the Class P Certificates until the Class Principal Balances of such class has been reduced to zero.
2. first to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, then to the Class A-1 Certificates and the Class A-2 Certificates sequentially until the Class Principal Balance of such class has been reduced to zero.

3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates until the Class Principal Balance of such class has been reduced to zero;
11. to the Class M-9 Certificates until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
13. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. commencing on the Distribution Date in December 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 and the Class A-2 Certificates sequentially in accordance with the Target Credit Enhancement percentage for the Class A-1 and Class A-2 Certificates, until the Class Principal Balance of each such class has been reduced to zero;
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-7 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-8 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class M-9 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-9 Certificates, until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
13. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. an amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in clauses II and III.
2. for the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such class;

5. to the Class M-2 Certificates, any unpaid realized loss amounts for such class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such class;
10. to the Class M-7 Certificates, any unpaid realized loss amounts for such class;
11. to the Class M-8 Certificates, any unpaid realized loss amounts for such class;
12. to the Class M-9 Certificates, any unpaid realized loss amounts for such class;
13. to the Class B-1 Certificates, any unpaid realized loss amounts for such class;
14. to the Class B-2 Certificates, any unpaid realized loss amounts for such class;
15. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (16).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
Average Life	1.69	1.14	0.85	0.57	0.41
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-2

Average Life	7.97	4.96	2.37	1.46	1.01
First Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06
Last Pay	Jan-17	Feb-13	Sep-08	Jul-07	Dec-06

Class M-1

Average Life	7.46	5.24	5.18	1.94	1.31
First Pay	Apr-09	Jun-09	Sep-08	Jul-07	Dec-06
Last Pay	Jan-17	Feb-13	Feb-11	Oct-07	Feb-07

Class M-2

Average Life	7.46	5.10	5.02	2.24	1.49
First Pay	Apr-09	Mar-09	Feb-10	Oct-07	Feb-07
Last Pay	Jan-17	Feb-13	Feb-11	Feb-08	Apr-07

Class M-3

Average Life	7.46	5.05	4.53	2.50	1.65
First Pay	Apr-09	Feb-09	Oct-09	Feb-08	Apr-07
Last Pay	Jan-17	Feb-13	Feb-11	Apr-08	Jun-07

Class M-4

Average Life	7.46	5.03	4.36	2.67	1.77
First Pay	Apr-09	Jan-09	Jul-09	Apr-08	Jun-07
Last Pay	Jan-17	Feb-13	Feb-11	Jul-08	Jul-07

Class M-5

Average Life	7.46	5.01	4.22	2.89	1.89
First Pay	Apr-09	Dec-08	May-09	Jul-08	Jul-07
Last Pay	Jan-17	Feb-13	Feb-11	Sep-08	Sep-07

Class M-6

Average Life	7.46	4.99	4.14	3.19	2.02
First Pay	Apr-09	Dec-08	Apr-09	Sep-08	Sep-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-7

Average Life	7.46	4.99	4.07	3.24	2.07
First Pay	Apr-09	Nov-08	Feb-09	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-8

Average Life	7.46	4.97	4.02	3.24	2.07
First Pay	Apr-09	Nov-08	Jan-09	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-9

Average Life	7.46	4.97	3.98	3.24	2.07
First Pay	Apr-09	Nov-08	Dec-08	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
Average Life	1.69	1.14	0.85	0.57	0.41
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-2

Average Life	8.80	5.62	2.37	1.46	1.01
First Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06
Last Pay	Jul-27	Aug-21	Sep-08	Jul-07	Dec-06

Class M-1

Average Life	8.17	5.79	7.28	1.94	1.31
First Pay	Apr-09	Jun-09	Sep-08	Jul-07	Dec-06
Last Pay	Jul-26	Dec-19	Oct-17	Oct-07	Feb-07

Class M-2

Average Life	8.15	5.65	5.42	2.24	1.49
First Pay	Apr-09	Mar-09	Feb-10	Oct-07	Feb-07
Last Pay	Oct-25	Oct-19	Feb-16	Feb-08	Apr-07

Class M-3

Average Life	8.13	5.59	4.90	2.50	1.65
First Pay	Apr-09	Feb-09	Oct-09	Feb-08	Apr-07
Last Pay	Oct-24	Mar-19	Jul-15	Apr-08	Jun-07

Class M-4

Average Life	8.11	5.55	4.72	2.67	1.77
First Pay	Apr-09	Jan-09	Jul-09	Apr-08	Jun-07
Last Pay	Apr-24	Nov-18	Apr-15	Jul-08	Jul-07

Class M-5

Average Life	8.09	5.52	4.58	2.89	1.89
First Pay	Apr-09	Dec-08	May-09	Jul-08	Jul-07
Last Pay	Sep-23	Jun-18	Dec-14	Sep-08	Sep-07

Class M-6

Average Life	8.06	5.48	4.48	5.55	2.02
First Pay	Apr-09	Dec-08	Apr-09	Sep-08	Sep-07
Last Pay	Jan-23	Dec-17	Jul-14	Nov-12	Oct-07

Class M-7

Average Life	8.02	5.45	4.39	4.94	2.16
First Pay	Apr-09	Nov-08	Feb-09	Mar-10	Oct-07
Last Pay	May-22	Jun-17	Mar-14	Feb-11	Dec-07

Class M-8

Average Life	7.97	5.40	4.32	4.30	2.31
First Pay	Apr-09	Nov-08	Jan-09	Oct-09	Dec-07
Last Pay	Jul-21	Nov-16	Oct-13	Jul-10	Feb-08

Class M-9

Average Life	7.90	5.35	4.24	3.93	2.49
First Pay	Apr-09	Nov-08	Dec-08	Jun-09	Feb-08
Last Pay	Oct-20	Apr-16	May-13	Apr-10	Apr-08

HOME EQUITY MORTGAGE TRUST 2005-4

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored, 30/360 day count convention)

Period	Net Funds Cap	Period	Net Funds Cap	Period	Net Funds Cap
1	8.816%	41	8.853%	81	8.834%
2	8.824%	42	8.854%	82	8.834%
3	8.832%	43	8.854%	83	8.834%
4	8.838%	44	8.854%	84	8.834%
5	8.843%	45	8.854%	85	8.834%
6	8.846%	46	8.854%	86	8.834%
7	8.849%	47	8.854%	87	8.834%
8	8.850%	48	8.829%	88	8.834%
9	8.850%	49	8.830%	89	8.835%
10	8.850%	50	8.830%	90	8.835%
11	8.850%	51	8.830%	91	8.835%
12	8.851%	52	8.830%	92	8.835%
13	8.851%	53	8.830%	93	8.835%
14	8.851%	54	8.830%	94	8.835%
15	8.851%	55	8.830%	95	8.835%
16	8.851%	56	8.830%	96	8.835%
17	8.851%	57	8.831%	97	8.836%
18	8.851%	58	8.831%	98	8.836%
19	8.851%	59	8.831%	99	8.836%
20	8.851%	60	8.831%	100	8.836%
21	8.851%	61	8.831%	101	8.836%
22	8.852%	62	8.831%	102	8.836%
23	8.852%	63	8.831%	103	8.836%
24	8.852%	64	8.831%	104	8.836%
25	8.852%	65	8.832%	105	8.837%
26	8.852%	66	8.832%	106	8.837%
27	8.852%	67	8.832%	107	8.837%
28	8.852%	68	8.832%	108	8.837%
29	8.852%	69	8.832%	109	8.837%
30	8.852%	70	8.832%	110	8.837%
31	8.852%	71	8.832%	111	8.837%
32	8.853%	72	8.832%	112	8.838%
33	8.853%	73	8.833%	113	8.838%
34	8.853%	74	8.833%	114	8.838%
35	8.853%	75	8.833%	115	8.839%
36	8.853%	76	8.833%	116	8.839%
37	8.853%	77	8.833%	117	8.839%
38	8.853%	78	8.833%	118	8.840%
39	8.853%	79	8.833%	119	8.840%
40	8.853%	80	8.833%	120	8.840%

Excess Spread (Assumes no losses, LIBOR as shown below, 1-month LIBOR to 1 year CMT spread is assumed to be a constant 20.7 bps, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	3.830%	4.511%	41	4.546%	3.526%	81	4.659%	3.300%
2	3.997%	4.038%	42	4.547%	3.543%	82	4.665%	3.325%
3	4.161%	4.032%	43	4.537%	3.558%	83	4.672%	3.352%
4	4.191%	3.948%	44	4.545%	3.565%	84	4.609%	3.381%
5	4.302%	3.898%	45	4.519%	3.571%	85	4.612%	3.410%
6	4.332%	4.106%	46	4.438%	3.576%	86	4.617%	3.438%
7	4.295%	3.916%	47	4.441%	3.580%	87	4.621%	3.467%
8	4.349%	3.962%	48	4.452%	3.573%	88	4.626%	3.497%
9	4.389%	3.884%	49	4.476%	3.577%	89	4.629%	3.528%
10	4.330%	3.970%	50	4.481%	3.580%	90	4.705%	3.560%
11	4.362%	3.905%	51	4.594%	3.583%	91	4.715%	3.593%
12	4.385%	3.902%	52	4.795%	3.586%	92	4.722%	3.627%
13	4.353%	3.963%	53	4.810%	3.589%	93	4.727%	3.663%
14	4.378%	3.915%	54	4.602%	3.590%	94	4.732%	3.699%
15	4.391%	3.955%	55	4.044%	3.590%	95	4.739%	3.736%
16	4.380%	3.913%	56	4.031%	3.591%	96	4.681%	3.777%
17	4.398%	3.899%	57	4.019%	3.592%	97	4.685%	3.817%
18	4.406%	3.961%	58	4.006%	3.593%	98	4.690%	3.859%
19	4.380%	3.882%	59	3.993%	3.593%	99	4.694%	3.901%
20	4.391%	3.884%	60	4.497%	3.600%	100	4.699%	3.945%
21	4.399%	3.858%	61	4.517%	3.601%	101	4.706%	3.991%
22	4.384%	3.851%	62	4.522%	3.602%	102	4.781%	4.039%
23	4.395%	3.837%	63	4.527%	3.603%	103	4.790%	4.088%
24	4.398%	3.833%	64	4.532%	3.604%	104	4.797%	4.137%
25	4.388%	3.829%	65	4.537%	3.605%	105	4.802%	4.188%
26	4.396%	3.824%	66	4.606%	3.141%	106	4.808%	4.241%
27	4.402%	3.819%	67	4.622%	3.142%	107	4.814%	4.295%
28	4.408%	3.815%	68	4.629%	3.143%	108	4.772%	4.355%
29	4.414%	3.810%	69	4.637%	3.143%	109	4.776%	4.413%
30	4.415%	3.804%	70	4.643%	3.143%	110	4.781%	4.474%
31	4.399%	3.799%	71	4.650%	3.144%	111	4.785%	4.537%
32	4.405%	3.793%	72	4.567%	3.147%	112	4.791%	4.601%
33	4.408%	3.787%	73	4.568%	3.148%	113	4.796%	4.669%
34	4.406%	3.781%	74	4.572%	3.148%	114	4.874%	4.738%
35	4.411%	3.775%	75	4.577%	3.164%	115	4.885%	4.811%
36	4.424%	3.768%	76	4.582%	3.185%	116	4.891%	4.886%
37	4.451%	3.771%	77	4.587%	3.206%	117	4.898%	4.963%
38	4.458%	3.581%	78	4.642%	3.228%	118	4.904%	5.044%
39	4.482%	3.468%	79	4.648%	3.251%	119	4.907%	5.127%
40	4.536%	3.504%	80	4.653%	3.275%	120	4.799%	5.216%

Breakeven CDRs

The Breakeven CDR for a class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger Event is in effect for every Distribution Date, no stepdown, 6 month lag, and 100% servicer advances.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	15.2%	28.54%	6.07
M-2	11.9%	23.45%	6.48
M-3	10.8%	21.64%	8.49
M-4	9.4%	19.25%	8.13
M-5	8.3%	17.30%	8.62
M-6	7.4%	15.64%	9.02
M-7	6.5%	13.94%	9.29
M-8	5.8%	12.59%	9.78
M-9	5.0%	11.00%	9.77

Statistical Collateral Summary – Total Pool

All information on the mortgage loans is approximate and is based off of scheduled balances as of the 9/1/05 cut-off date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the mortgage loans, respectively.

		Min	Max
Total Number of Loans	12359		
Total Outstanding Loan Balance	$ 638,750,344.45		
Average Loan Current Balance	$51,683.01	$ 4,552.94	$ 397,841.77
Weighted Average Combined LTV	96.18%	13.18%	100.00%
Weighted Average Coupon	9.669%	4.250%	13.500%
Weighted Average FICO (Non-Zero)	678		
Weighted Average Age (Months)	6		
% Prepayment Penalties	50.96%		
% Balloons	47.56%		
% Second Liens	99.99%		

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,188	$ 39,669,237.09	6.21	666	95.06	10.07	87.12
25,000.01 - 50,000.00	5,147	$ 187,675,576.40	29.38	674	96.65	9.70	95.18
50,000.01 - 75,000.00	2,732	$ 167,289,726.40	26.19	678	97.07	9.70	96.80
75,000.01 - 100,000.00	1,317	$ 114,744,557.11	17.96	681	96.84	9.60	97.47
100,000.01 - 125,000.00	572	$ 63,967,593.64	10.01	681	96.89	9.71	97.63
125,000.01 - 150,000.00	239	$ 32,786,227.35	5.13	683	96.10	9.78	94.97
150,000.01 - 175,000.00	68	$ 11,157,103.80	1.75	697	92.34	9.36	98.53
175,000.01 - 200,000.00	52	$ 9,752,301.73	1.53	696	90.97	9.63	92.31
200,000.01 - 225,000.00	12	$ 2,563,086.04	0.40	706	83.53	9.07	66.89
225,000.01 - 250,000.00	11	$ 2,654,427.59	0.42	678	80.43	8.34	90.61
250,000.01 - 275,000.00	5	$ 1,316,992.35	0.21	710	75.16	6.31	79.68
275,000.01 - 300,000.00	5	$ 1,463,460.27	0.23	720	80.02	9.41	79.84
300,000.01 - 325,000.00	5	$ 1,565,133.90	0.25	729	59.95	5.43	80.08
325,000.01 - 350,000.00	2	$ 654,121.16	0.10	725	72.67	8.00	100.00
350,000.01 - 375,000.00	2	$ 714,014.29	0.11	639	80.00	9.11	100.00
375,000.01 - 400,000.00	2	$ 776,785.33	0.12	728	80.00	6.72	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 0	2	$ 47,228.09	0.01	0	89.98	10.03	100.00
1 - 550	114	$ 4,580,426.33	0.72	508	92.47	9.89	100.00
551 - 575	200	$ 4,267,717.29	0.67	563	93.61	10.59	99.53
576 - 600	888	$ 37,172,932.77	5.82	590	98.55	10.90	99.76
601 - 625	1,298	$ 61,027,995.65	9.55	615	97.77	10.45	99.13
626 - 650	1,918	$ 100,014,330.62	15.66	639	97.35	10.24	98.77
651 - 675	2,084	$ 112,089,617.90	17.55	663	96.57	9.90	97.11
676 - 700	1,982	$ 108,995,729.91	17.06	687	96.19	9.50	94.59
701 - 725	1,439	$ 78,589,398.22	12.30	712	95.98	9.28	93.23
726 - 750	1,091	$ 60,669,872.84	9.50	737	95.03	8.89	89.64
751 - 775	836	$ 44,564,810.27	6.98	762	93.97	8.64	91.37
776 - 800	420	$ 22,269,043.99	3.49	786	91.52	8.23	92.04
801 - 825	87	$ 4,461,240.57	0.70	807	88.66	8.13	94.70
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 60	48	$ 380,021.25	0.06	609	94.82	12.07	63.66
61 - 120	279	$ 2,737,238.96	0.43	616	95.41	11.76	70.00
121 - 180	6,622	$ 325,301,127.02	50.93	689	95.21	9.57	94.34
181 - 240	421	$ 13,607,344.74	2.13	661	96.27	9.99	99.26
241 - 300	1	$ 31,560.30	0.00	773	76.77	5.75	100.00
301 - 360	4,988	$ 296,693,052.18	46.45	668	97.24	9.74	96.97
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Remaining Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 60	48	$ 380,021.25	0.06	609	94.82	12.07	63.66
61 - 120	279	$ 2,737,238.96	0.43	616	95.41	11.76	70.00
121 - 180	6,623	$ 325,339,054.21	50.93	689	95.21	9.57	94.34
181 - 240	420	$ 13,569,417.55	2.12	661	96.29	9.99	99.26
241 - 300	1	$ 31,560.30	0.00	773	76.77	5.75	100.00
301 - 360	4,988	$ 296,693,052.18	46.45	668	97.24	9.74	96.97
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	744	$ 45,983,578.73	7.20	693	94.77	9.99	85.08
Condo	1,388	$ 64,832,074.77	10.15	685	97.01	9.64	94.65
Co-op	1	$ 67,841.77	0.01	667	90.00	8.75	100.00
PUD	1,869	$ 99,139,662.27	15.52	686	95.82	9.65	92.85
Row House	1	$ 47,254.75	0.01	691	100.00	9.50	100.00
Single Family Residence	8,307	$ 426,818,410.24	66.82	674	96.29	9.64	97.43
Town House	49	$ 1,861,521.92	0.29	654	95.57	9.83	96.74
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	623	$ 20,884,727.86	3.27	715	90.53	11.14	0.00
Primary	11,591	$ 610,287,352.57	95.54	676	96.45	9.62	100.00
Secondary	145	$ 7,578,264.02	1.19	712	90.01	9.94	0.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	9,586	$ 496,313,109.85	77.70	681	97.88	9.78	94.92
Refinance - Cash Out	2,458	$ 128,338,809.66	20.09	666	90.20	9.32	97.62
Refinance - Rate/Term	315	$ 14,098,424.94	2.21	675	90.62	8.93	98.57
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	45	$ 2,578,667.58	0.40	714	39.39	7.25	99.44
50.01 - 60.00	50	$ 4,368,906.75	0.68	733	55.83	6.37	91.52
60.01 - 70.00	92	$ 6,020,229.82	0.94	704	65.76	7.18	98.59
70.01 - 80.00	278	$ 23,596,604.13	3.69	694	77.38	7.89	89.17
80.01 - 90.00	1,689	$ 74,860,670.33	11.72	689	88.93	9.38	81.15
90.01 - 95.00	2,137	$ 92,731,980.60	14.52	690	94.72	9.46	89.59
95.01 - 100.00	8,068	$ 434,593,285.24	68.04	672	99.92	9.94	99.62
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	3,243	$ 239,201,925.01	37.45	682	95.39	9.50	96.88
Florida	1,082	$ 44,502,913.67	6.97	671	96.99	10.06	91.94
New York	564	$ 36,956,388.11	5.79	688	93.76	9.47	95.50
Nevada	526	$ 28,611,750.65	4.48	689	97.81	9.79	88.32
Arizona	635	$ 25,861,280.40	4.05	679	97.23	10.00	88.70
New Jersey	477	$ 24,553,921.77	3.84	682	95.81	10.14	92.61
Massachusetts	369	$ 23,186,927.96	3.63	688	91.77	8.78	95.53
Virginia	417	$ 22,094,681.89	3.46	681	97.69	9.91	97.41
Colorado	479	$ 20,967,518.24	3.28	672	95.51	9.41	98.32
Maryland	395	$ 20,355,604.94	3.19	671	97.57	9.97	98.43
Illinois	476	$ 18,618,562.54	2.91	664	98.02	10.10	97.60
Washington	394	$ 18,189,933.63	2.85	671	98.21	9.86	97.48
Texas	579	$ 18,146,428.02	2.84	678	98.36	9.50	95.72
Georgia	369	$ 12,043,280.47	1.89	649	98.65	10.25	95.00
Minnesota	197	$ 8,111,298.09	1.27	658	98.17	9.68	99.59
Other	2,157	$ 77,347,929.06	12.11	671	97.13	9.76	96.02
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	6,188	$ 283,748,507.13	44.42	666	96.04	9.26	97.59
NINA	303	$ 22,685,698.17	3.55	694	88.46	10.52	80.51
Reduced	5,487	$ 312,075,351.24	48.86	687	96.89	9.94	95.11
Stated/Stated	381	$ 20,240,787.91	3.17	697	95.83	10.30	90.45
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
4.001 - 4.500	9	$ 1,157,503.83	0.18	743	64.49	4.36	94.93
4.501 - 5.000	21	$ 2,833,893.07	0.44	729	68.88	4.88	100.00
5.001 - 5.500	27	$ 3,456,259.05	0.54	751	66.58	5.38	92.26
5.501 - 6.000	24	$ 2,576,192.46	0.40	739	69.67	5.71	83.64
6.001 - 6.500	184	$ 10,094,520.02	1.58	739	86.16	6.39	100.00
6.501 - 7.000	201	$ 10,089,850.71	1.58	739	87.65	6.87	97.96
7.001 - 7.500	435	$ 20,828,932.45	3.26	729	92.40	7.37	99.41
7.501 - 8.000	687	$ 34,140,313.16	5.34	717	91.99	7.86	96.85
8.001 - 8.500	862	$ 43,480,996.08	6.81	709	94.89	8.33	98.30
8.501 - 9.000	1,360	$ 74,965,417.53	11.74	692	96.56	8.85	97.72
9.001 - 9.500	1,276	$ 68,779,843.44	10.77	682	97.21	9.35	98.32
9.501 - 10.000	2,160	$ 118,642,534.33	18.57	671	98.25	9.84	97.28
10.001 - 10.500	1,466	$ 83,190,869.00	13.02	666	97.74	10.33	96.58
10.501 - 11.000	1,466	$ 72,520,684.04	11.35	644	98.12	10.83	95.01
11.001 - 11.500	813	$ 39,713,445.73	6.22	637	98.29	11.29	93.39
11.501 - 12.000	574	$ 25,509,959.47	3.99	646	97.47	11.81	90.06
12.001 - 12.500	585	$ 19,009,999.59	2.98	663	97.22	12.41	77.71
12.501 - 13.000	69	$ 2,469,680.74	0.39	678	95.37	12.78	62.63
13.001 - 13.500	140	$ 5,289,449.75	0.83	684	95.71	13.28	49.10
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Interest Only	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
N	12,323	$ 635,784,441.80	99.54	678	96.17	9.67	95.52
Y	36	$ 2,965,902.65	0.46	715	97.44	8.58	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Interest Only Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	12,323	$ 635,784,441.80	99.54	678	96.17	9.67	95.52
60	3	$ 330,600.02	0.05	637	97.54	11.22	100.00
120	33	$ 2,635,302.63	0.41	725	97.43	8.25	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 0	6,462	$ 313,236,445.89	49.04	687	94.93	9.49	94.62
1 - 6	347	$ 30,149,347.88	4.72	691	89.59	10.01	78.60
7 - 12	610	$ 39,999,181.41	6.26	680	97.54	9.88	94.19
13 - 24	2,864	$ 156,377,109.91	24.48	658	99.43	10.00	99.06
25 - 36	2,053	$ 98,009,550.64	15.34	677	96.45	9.52	98.78
37 - 60	23	$ 978,708.72	0.15	702	95.65	9.68	81.19
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Lien Position	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$ 55,918.88	0.01	628	13.18	9.63	100.00
2	12,358	$ 638,694,425.57	99.99	678	96.18	9.67	95.54
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

DERIVED INFORMATION [09/19/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[628,480,200] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2005-4

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
A-1	[100,000,000]	Senior/Adj	LIBOR+0.15%	0.9	AAA/Aaa/AAA
A-2A	[194,800,000]	Senior/Adj	LIBOR+0.11%	0.6	AAA/Aaa/AAA
A-2B	[64,940,000]	Senior/Adj	LIBOR+0.22%	1.5	AAA/Aaa/AAA
A-3	[100,000,000]	Senior/Fixed	4.7420%	2.3	AAA/Aaa/AAA
A-4	[19,940,000]	Senior/Adj	LIBOR+[]%	2.9	AAA/Aaa/AAA
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR/NR
A-RL (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/NR/NR
M-1	[32,960,000]	Mezzanine/Fixed	[]%	5.2	AA+/Aa1/AA+
M-2	[33,600,000]	Mezzanine/Fixed	[]%	5.0	AA/Aa2/AA
M-3	[12,800,000]	Mezzanine/Fixed	5.5392%	4.5	AA-/Aa3/AA-
M-4	[15,040,000]	Mezzanine/Fixed	[]%	4.4	A+/A1/A+
M-5	[13,120,000]	Mezzanine/Fixed	5.5684%	4.2	A/A2/A
M-6	[10,560,000]	Mezzanine/Fixed	5.7216%	4.1	A-/A3/A-
M-7	[11,520,000]	Mezzanine/Fixed	5.7657%	4.1	BBB+/Baa1/BBB+
M-8	[8,640,000]	Mezzanine/Fixed	5.9694%	4.0	BBB/Baa2/BBB
M-9	[10,560,000]	Mezzanine/Fixed	[]%	4.0	BBB-/Baa3/BBB-
Total	[628,480,200]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
B-1	[5,120,000]	Subordinate/Fixed	[]%	4.0	BB+/Ba1/BB+
B-2	[6,400,000]	Subordinate/Fixed	[]%	3.9	BB+/Ba2/BB
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
X-S	[0]	Excess Servicing	Variable	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA/NR

(1) The collateral ramp assumes 15% CPR increasing by approximately [1.818%] to 35% CPR in month 12 and remains at 35% CPR thereafter. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) Coupons on the offered Certificates and the Class B-1 and Class B-2 Certificates will be subject to a Net Funds Cap as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC.
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation.
Servicers:	Wilshire Credit Corporation (58.0%), IndyMac Bank, FSB (19.8%) and Ocwen Loan Servicing, LLC (22.2%).
Trustee:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The MurrayHill Company.
Credit Insurance Provider:	Old Republic Insurance Company.
Credit Insurance Policy:	Certain loans in the trust will be covered by a credit insurance policy from Old Republic Insurance Company. The policy will provide coverage with respect to losses on these loans up to an amount generally equal to 10% of the aggregate principal balance of the covered loans as of the Cut-Off Date subject to certain limitations. Approximately [19.8]% of the initial mortgage loans are covered under the policy and the remaining 80.2% of the initial mortgage loans are not covered under the policy.
Cut-off Date:	September 1, 2005 for the initial mortgage loans.
Deal Settlement:	On or about September 29, 2005.
Investor Settlement:	On or about September 30, 2005.
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in October 2005.
Accrual Periods:	With regard to the Offered Certificates, other than the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates, the calendar month preceding the month of that Distribution Date. For the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates, the period commencing on the immediately preceding Distribution Date (in the case of the first Distribution Date, the closing date) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	24 days with respect to the Offered Certificates, other than the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates, and 0 days with respect to the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at 15% CPR in month 1, increasing by approximately [1.818%] CPR per month to 35% CPR in month 12, and remaining at 35% CPR thereafter.
Prefunding Amount:	[]
Offered Certificates:	The Class A-1, Class A-2A, Class A-2B, Class A-3, Class A-4, Class A-R, Class A-RL, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that Class A-1, Class A-2A, Class A-2B, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.
Optional Termination:	10% optional clean-up call and 5% mandatory auction, as described in the Prospectus Supplement.

Maximum Pool Balance: The aggregate of the initial principal balance of the mortgage loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through margin with respect to the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates will be increased by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates. If the optional clean-up call is not exercised, the pass-through rate on the Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will increase by 50 basis points.

Net Funds Cap: For any Distribution Date, will be the annual rate equal to a fraction, expressed as a percentage, (a) the numerator of which is (1) the amount of interest which accrued on the mortgage loans, minus (2) the sum of (i) the servicing fee, (ii) the trustee fee amount, (iii) the credit risk manager fee and (iv) the credit insurance premium fee and (b) the denominator of which is the product of (i) the aggregate collateral balance for the immediately preceding Distribution Date (or as of the cut-off date for the first Distribution Date) and (ii) (x) in the case of the Class A-1, Class A-2A, Class A-2B and Class A-4 Certificates, the actual number of days in the immediately preceding interest accrual period divided by 360 and (y) in the case of the other Offered Certificates, 1/12.

Principal and Interest Advancing: Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the related mortgage loans to the extent deemed recoverable (as described further in the Prospectus Supplement).

Accrued Certificate Interest: For each class of Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each class of Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such class with respect to the immediately preceding Distribution Date and any unpaid Interest Carry Forward Amount from the immediately preceding Distribution Date over (y) the amount actually distributed to such class with respect to interest on such immediately preceding Distribution Date, and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Remittance Amount: For any Distribution Date, will equal the sum of (i) all interest collected (other than Payaheads, if applicable) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the Expense Fee with respect to such mortgage loans and (y) unreimbursed Advances and other amounts due to the servicers or the trustee with respect to such mortgage loans, to the extent allocable to interest, (ii) all Compensating Interest paid by the servicers with respect to such mortgage loans and the related Distribution Date, (iii) the portion of any Substitution Amount or purchase price paid with respect to such mortgage loans during the calendar month immediately preceding that Distribution Date allocable to interest, (iv) all Net Liquidation Proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and expenses, to the extent allocable to interest, and unpaid servicing fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest and (v) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to interest.

Principal Remittance Amount: For any Distribution Date will be equal to the sum of (i) all principal collected (other than Payaheads) or advanced in respect of Scheduled Payments on the mortgage loans during the related Collection Period (less unreimbursed Advances, servicing advances and other amounts due to the servicers and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period, (ii) all principal prepayments on the mortgage loans received during the related Prepayment Period, (iii) the outstanding principal balance of each mortgage loan repurchased during the calendar month immediately preceding that Distribution Date, (iv) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that Distribution Date allocable to principal, (v) all net liquidation proceeds and any other recoveries (net of unreimbursed Advances, servicing advances and other expenses, to the extent allocable to principal) collected during the related Collection Period, to the extent allocable to principal, (vi) regarding the December 2005 Distribution Date, the amount remaining in the Prefunding Account at the end of the Prefunding Period and (vii) payments made under the Credit Insurance Policy with respect to the related Distribution Date allocable to principal.

Excess Cashflow Loss Payment

An amount equal to the lesser of (i) excess cashflow for such Distribution Date and (ii) the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount and Excess Cashflow Loss Payment for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the certificates (to an amount not less than zero), exceeds (ii) the Targeted Overcollateralization Amount for such date.

Principal Payment Amount:

For any Distribution Date will be equal to the Principal Remittance Amount plus any Excess Cashflow Loss Payment for such date, minus the Overcollateralization Release Amount, if any, for such date.

Credit Enhancement:

1. Mortgage Pool Insurance Policy.
2. Excess cashflow.
3. Overcollateralization.
4. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement(1)	Expected Initial Target Credit Enhancement(1)	Expected Final Target Credit Enhancement(2)
A(3)	[25.05]%	[28.55]%	[57.10]%
M-1	[19.90]%	[23.40]%	[46.80]%
M-2	[14.65]%	[18.15]%	[36.30]%
M-3	[12.65]%	[16.15]%	[32.30]%
M-4	[10.30]%	[13.80]%	[27.60]%
M-5	[8.25]%	[11.75]%	[23.50]%
M-6	[6.60]%	[10.10]%	[20.20]%
M-7	[4.80]%	[8.30]%	[16.60]%
M-8	[3.45]%	[6.95]%	[13.90]%
M-9	[1.80]%	[5.30]%	[10.60]%
B-1	[1.00]%	[4.50]%	[9.00]%
B-2	[0.00]%	[3.50]%	[7.00]%

(1) Prior to stepdown date, based on Maximum Pool Balance and does not include the Credit Insurance Policy.
(2) On or after stepdown date, based on current pool balance and does not include the Credit Insurance Policy.
(3) Class A includes the Class A-1, Class A-2A, Class A-2B, Class A-3 and Class A-4 Certificates.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On and after the Stepdown Date, if a Trigger Event is in effect, the required overcollateralization amount is the same as the prior periods required Overcollateralization Amount.

Senior Enhancement Percentage:

With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate pool balance for such Distribution Date.

Stepdown Date:

The later to occur of (i) the Distribution Date in October 2008 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such Distribution Date) is greater than or equal to [57.10]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates, respectively) immediately preceding months equals or exceeds [18.0]% of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that Distribution Date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
October 2005 – September 2008	N/A
October 2008 – September 2009	3.85% for the first month, plus an additional 1/12th of 2.10% for each month thereafter.
October 2009 – September 2010	5.95% for the first month, plus an additional 1/12th of 1.65% for each month thereafter.
October 2010 – September 2011	7.65% for the first month, plus an additional 1/12th of 0.80% for each month thereafter.
October 2011 and thereafter	8.45%

Registration: The Offered Certificates, other than the Class A-R and Class A-RL Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. to the Class X-S Certificates, the aggregate excess servicing fee for such Distribution Date;
2. Concurrently to the Class A-1, Class A-2A, Class A-2B, Class A-3, Class A-4, Class A-R, Class A-RL and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, pro rata;
3. to the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. to the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. to the Class M-3 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. to the Class M-4 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. to the Class M-5 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
8. to the Class M-6 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. to the Class M-7 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. to the Class M-8 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
11. to the Class M-9 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
12. to the Class B-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
13. to the Class B-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. on the Distribution Date in December 2010 or thereafter, to the Class P Certificates until the Class Principal Balances of such class has been reduced to zero.

2. first to the Class A-R Certificates and the Class A-RL Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance thereof has been reduced to zero, then concurrently on a pro rata basis, as follows: (a) to the Class A-1 Certificates, until the Class Principal Balance thereof has been reduced to zero and (b) to the Class A-2A Certificates and the Class A-2B Certificates, with the total amount under this clause (II)(2)(b) distributed sequentially to the Class A-2A Certificates and Class A-2B Certificates, in that order, in each case until the Class Principal Balance thereof has been reduced to zero, and then sequentially to the Class A-3 Certificates and the Class A-4 Certificates, in that order, in each case until the Class Principal Balance thereof has been reduced to zero.
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates until the Class Principal Balance of such class has been reduced to zero;
11. to the Class M-9 Certificates until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
13. to the Class B-2 Certificates until the Class Principal Balance of such class has been reduced to zero; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. commencing on the Distribution Date in December 2010 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. Concurrently on a pro rata basis, as follows: (a) to the Class A-1 Certificates, until the Class Principal Balance thereof has been reduced to zero and (b) to the Class A-2A Certificates and the Class A-2B Certificates, with the total amount under this clause (III)(2)(b) distributed sequentially to the Class A-2A Certificates and Class A-2B Certificates, in that order, in each case until the Class Principal Balance thereof has been reduced to zero, and then sequentially to the Class A-3 Certificates and the Class A-4 Certificates, in that order, in each case until the Class Principal Balance thereof has been reduced to zero in accordance with the Target Credit Enhancement percentage for the Class A-1, Class A-2A, Class A-2B, Class A-3 and Class A-4 Certificates.
3. to the Class M-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class M-3 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-3 Certificates, until the Class Principal Balance of such class has been reduced to zero;
6. to the Class M-4 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-4 Certificates, until the Class Principal Balance of such class has been reduced to zero;
7. to the Class M-5 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-5 Certificates, until the Class Principal Balance of such class has been reduced to zero;
8. to the Class M-6 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-6 Certificates, until the Class Principal Balance of such class has been reduced to zero;
9. to the Class M-7 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-7 Certificates, until the Class Principal Balance of such class has been reduced to zero;
10. to the Class M-8 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-8 Certificates, until the Class Principal Balance of such class has been reduced to zero;
11. to the Class M-9 Certificates, in accordance with the Target Credit Enhancement percentage for the Class M-9 Certificates, until the Class Principal Balance of such class has been reduced to zero;
12. to the Class B-1 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
13. to the Class B-2 Certificates, in accordance with the Target Credit Enhancement percentage for the Class B-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
14. for application as part of Monthly Excess Cashflow for such Distribution Date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. an amount equal to the aggregate realized losses on the mortgage loans incurred during the related collection period, such amount to be added to the Principal Payment Amount and distributed as set forth above in clauses II and III.
2. for the first Distribution Date, 100% of the Monthly Excess Cashflow available under this clause 2 will be released to the Class X-1 Certificates.
3. a) Prior to the Stepdown Date or if a Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
4. to the Class M-1 Certificates, any unpaid realized loss amounts for such class;
5. to the Class M-2 Certificates, any unpaid realized loss amounts for such class;
6. to the Class M-3 Certificates, any unpaid realized loss amounts for such class;
7. to the Class M-4 Certificates, any unpaid realized loss amounts for such class;
8. to the Class M-5 Certificates, any unpaid realized loss amounts for such class;
9. to the Class M-6 Certificates, any unpaid realized loss amounts for such class;
10. to the Class M-7 Certificates, any unpaid realized loss amounts for such class;
11. to the Class M-8 Certificates, any unpaid realized loss amounts for such class;
12. to the Class M-9 Certificates, any unpaid realized loss amounts for such class;
13. to the Class B-1 Certificates, any unpaid realized loss amounts for such class;
14. to the Class B-2 Certificates, any unpaid realized loss amounts for such class;
15. to the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. to the Class A-R Certificates and Class A-RL Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates and the Class A-RL Certificates under this clause (16).

Bond Summary

To Call

Class A-1	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
Average Life	1.69	1.13	0.85	0.56	0.41
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-2A

Average Life	1.18	0.81	0.62	0.43	0.31
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Apr-08	May-07	Dec-06	Jul-06	Apr-06

Class A-2B

Average Life	3.22	2.09	1.53	0.98	0.70
First Pay	Apr-08	May-07	Dec-06	Jul-06	Apr-06
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-3

Average Life	7.30	4.47	2.27	1.39	0.97
First Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06
Last Pay	Jan-17	Feb-13	Jun-08	May-07	Nov-06

Class A-4

Average Life	11.32	7.40	2.87	1.75	1.18
First Pay	Jan-17	Feb-13	Jun-08	May-07	Nov-06
Last Pay	Jan-17	Feb-13	Sep-08	Jul-07	Dec-06

Class M-1

Average Life	7.45	5.24	5.18	1.94	1.31
First Pay	Apr-09	Jun-09	Sep-08	Jul-07	Dec-06
Last Pay	Jan-17	Feb-13	Feb-11	Oct-07	Feb-07

Class M-2

Average Life	7.45	5.10	5.01	2.24	1.49
First Pay	Apr-09	Mar-09	Feb-10	Oct-07	Feb-07
Last Pay	Jan-17	Feb-13	Feb-11	Feb-08	Apr-07

Class M-3

Average Life	7.45	5.05	4.52	2.49	1.64
First Pay	Apr-09	Feb-09	Oct-09	Feb-08	Apr-07
Last Pay	Jan-17	Feb-13	Feb-11	Apr-08	May-07

Class M-4

Average Life	7.45	5.02	4.35	2.67	1.76
First Pay	Apr-09	Jan-09	Jul-09	Apr-08	May-07
Last Pay	Jan-17	Feb-13	Feb-11	Jul-08	Jul-07

Class M-5

Average Life	7.45	5.01	4.22	2.89	1.88
First Pay	Apr-09	Dec-08	May-09	Jul-08	Jul-07
Last Pay	Jan-17	Feb-13	Feb-11	Sep-08	Sep-07

Class M-6

Average Life	7.45	4.99	4.14	3.19	2.02
First Pay	Apr-09	Dec-08	Apr-09	Sep-08	Sep-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-7

Average Life	7.45	4.98	4.07	3.24	2.07
First Pay	Apr-09	Nov-08	Feb-09	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-8

Average Life	7.45	4.97	4.02	3.24	2.07
First Pay	Apr-09	Nov-08	Jan-09	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

Class M-9

Average Life	7.45	4.97	3.98	3.24	2.07
First Pay	Apr-09	Nov-08	Dec-08	Dec-08	Oct-07
Last Pay	Jan-17	Feb-13	Feb-11	Dec-08	Oct-07

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
Average Life	1.69	1.13	0.85	0.56	0.41
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-2A

Average Life	1.18	0.81	0.62	0.43	0.31
First Pay	Oct-05	Oct-05	Oct-05	Oct-05	Oct-05
Last Pay	Apr-08	May-07	Dec-06	Jul-06	Apr-06

Class A-2B

Average Life	3.22	2.09	1.53	0.98	0.70
First Pay	Apr-08	May-07	Dec-06	Jul-06	Apr-06
Last Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06

Class A-3

Average Life	7.35	4.51	2.27	1.39	0.97
First Pay	Dec-09	Mar-08	Jul-07	Nov-06	Jul-06
Last Pay	Jul-18	Feb-14	Jun-08	May-07	Nov-06

Class A-4

Average Life	16.08	11.14	2.87	1.75	1.18
First Pay	Jul-18	Feb-14	Jun-08	May-07	Nov-06
Last Pay	Jul-27	Aug-21	Sep-08	Jul-07	Dec-06

Class M-1

Average Life	8.16	5.79	7.28	1.94	1.31
First Pay	Apr-09	Jun-09	Sep-08	Jul-07	Dec-06
Last Pay	Jul-26	Dec-19	Oct-17	Oct-07	Feb-07

Class M-2

Average Life	8.14	5.65	5.41	2.24	1.49
First Pay	Apr-09	Mar-09	Feb-10	Oct-07	Feb-07
Last Pay	Oct-25	Oct-19	Feb-16	Feb-08	Apr-07

Class M-3

Average Life	8.13	5.58	4.90	2.49	1.64
First Pay	Apr-09	Feb-09	Oct-09	Feb-08	Apr-07
Last Pay	Oct-24	Mar-19	Jul-15	Apr-08	May-07

Class M-4

Average Life	8.11	5.55	4.72	2.67	1.76
First Pay	Apr-09	Jan-09	Jul-09	Apr-08	May-07
Last Pay	Apr-24	Nov-18	Apr-15	Jul-08	Jul-07

Class M-5

Average Life	8.08	5.51	4.58	2.89	1.88
First Pay	Apr-09	Dec-08	May-09	Jul-08	Jul-07
Last Pay	Sep-23	Jun-18	Dec-14	Sep-08	Sep-07

Class M-6

Average Life	8.06	5.47	4.48	5.55	2.02
First Pay	Apr-09	Dec-08	Apr-09	Sep-08	Sep-07
Last Pay	Jan-23	Dec-17	Jul-14	Nov-12	Oct-07

Class M-7

Average Life	8.02	5.44	4.39	4.93	2.15
First Pay	Apr-09	Nov-08	Feb-09	Mar-10	Oct-07
Last Pay	May-22	Jun-17	Mar-14	Feb-11	Dec-07

Class M-8

Average Life	7.97	5.39	4.31	4.30	2.30
First Pay	Apr-09	Nov-08	Jan-09	Oct-09	Dec-07
Last Pay	Jul-21	Nov-16	Oct-13	Jul-10	Feb-08

Class M-9

Average Life	7.90	5.34	4.24	3.93	2.48
First Pay	Apr-09	Nov-08	Dec-08	Jun-09	Feb-08
Last Pay	Oct-20	Apr-16	May-13	Apr-10	Apr-08

HOME EQUITY MORTGAGE TRUST 2005-4

Net Funds Cap (Assumes no losses, 100% PPC and business day convention ignored, 30/360 day count convention)

Period	Net Funds Cap	Period	Net Funds Cap	Period	Net Funds Cap
1	8.816%	41	8.853%	81	8.834%
2	8.824%	42	8.854%	82	8.834%
3	8.832%	43	8.854%	83	8.834%
4	8.838%	44	8.854%	84	8.834%
5	8.843%	45	8.854%	85	8.834%
6	8.846%	46	8.854%	86	8.834%
7	8.849%	47	8.854%	87	8.834%
8	8.850%	48	8.829%	88	8.834%
9	8.850%	49	8.830%	89	8.835%
10	8.850%	50	8.830%	90	8.835%
11	8.850%	51	8.830%	91	8.835%
12	8.851%	52	8.830%	92	8.835%
13	8.851%	53	8.830%	93	8.835%
14	8.851%	54	8.830%	94	8.835%
15	8.851%	55	8.830%	95	8.835%
16	8.851%	56	8.830%	96	8.835%
17	8.851%	57	8.831%	97	8.836%
18	8.851%	58	8.831%	98	8.836%
19	8.851%	59	8.831%	99	8.836%
20	8.851%	60	8.831%	100	8.836%
21	8.851%	61	8.831%	101	8.836%
22	8.852%	62	8.831%	102	8.836%
23	8.852%	63	8.831%	103	8.836%
24	8.852%	64	8.831%	104	8.836%
25	8.852%	65	8.832%	105	8.837%
26	8.852%	66	8.832%	106	8.837%
27	8.852%	67	8.832%	107	8.837%
28	8.852%	68	8.832%	108	8.837%
29	8.852%	69	8.832%	109	8.837%
30	8.852%	70	8.832%	110	8.837%
31	8.852%	71	8.832%	111	8.837%
32	8.853%	72	8.832%	112	8.838%
33	8.853%	73	8.833%	113	8.838%
34	8.853%	74	8.833%	114	8.838%
35	8.853%	75	8.833%	115	8.839%
36	8.853%	76	8.833%	116	8.839%
37	8.853%	77	8.833%	117	8.839%
38	8.853%	78	8.833%	118	8.840%
39	8.853%	79	8.833%	119	8.840%
40	8.853%	80	8.833%	120	8.840%

Excess Spread (Assumes no losses, LIBOR as shown below, 1-month LIBOR to 1 year CMT spread is assumed to be a constant 20.7 bps, 100% PPC and business day convention ignored)

Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread	Period	Forward LIBOR	Excess Spread
1	3.830%	4.669%	41	4.546%	3.583%	81	4.659%	3.328%
2	3.997%	4.090%	42	4.547%	3.593%	82	4.665%	3.354%
3	4.161%	4.085%	43	4.537%	3.600%	83	4.672%	3.381%
4	4.191%	3.996%	44	4.545%	3.605%	84	4.609%	3.410%
5	4.302%	3.943%	45	4.519%	3.609%	85	4.612%	3.439%
6	4.332%	4.168%	46	4.438%	3.610%	86	4.617%	3.467%
7	4.295%	3.963%	47	4.441%	3.613%	87	4.621%	3.496%
8	4.349%	4.014%	48	4.452%	3.606%	88	4.626%	3.525%
9	4.389%	3.929%	49	4.476%	3.610%	89	4.629%	3.556%
10	4.330%	4.026%	50	4.481%	3.613%	90	4.705%	3.588%
11	4.362%	3.953%	51	4.594%	3.615%	91	4.715%	3.622%
12	4.385%	3.950%	52	4.795%	3.616%	92	4.722%	3.656%
13	4.353%	4.022%	53	4.810%	3.618%	93	4.727%	3.691%
14	4.378%	3.967%	54	4.602%	3.618%	94	4.732%	3.726%
15	4.391%	4.014%	55	4.044%	3.619%	95	4.739%	3.762%
16	4.380%	3.964%	56	4.031%	3.620%	96	4.681%	3.802%
17	4.398%	3.954%	57	4.019%	3.621%	97	4.685%	3.840%
18	4.406%	4.047%	58	4.006%	3.621%	98	4.690%	3.880%
19	4.380%	3.947%	59	3.993%	3.622%	99	4.694%	3.920%
20	4.391%	3.963%	60	4.497%	3.629%	100	4.699%	3.962%
21	4.399%	3.932%	61	4.517%	3.630%	101	4.706%	4.006%
22	4.384%	3.941%	62	4.522%	3.631%	102	4.781%	4.051%
23	4.395%	3.919%	63	4.527%	3.631%	103	4.790%	4.098%
24	4.398%	3.912%	64	4.532%	3.632%	104	4.797%	4.146%
25	4.388%	3.917%	65	4.537%	3.633%	105	4.802%	4.197%
26	4.396%	3.898%	66	4.606%	3.169%	106	4.808%	4.249%
27	4.402%	3.901%	67	4.622%	3.170%	107	4.814%	4.303%
28	4.408%	3.881%	68	4.629%	3.171%	108	4.772%	4.361%
29	4.414%	3.872%	69	4.637%	3.172%	109	4.776%	4.418%
30	4.415%	3.890%	70	4.643%	3.172%	110	4.781%	4.477%
31	4.399%	3.855%	71	4.650%	3.172%	111	4.785%	4.539%
32	4.405%	3.860%	72	4.567%	3.176%	112	4.791%	4.604%
33	4.408%	3.835%	73	4.568%	3.176%	113	4.796%	4.671%
34	4.406%	3.841%	74	4.572%	3.176%	114	4.874%	4.741%
35	4.411%	3.822%	75	4.577%	3.193%	115	4.885%	4.813%
36	4.424%	3.817%	76	4.582%	3.213%	116	4.891%	4.888%
37	4.451%	3.822%	77	4.587%	3.235%	117	4.898%	4.965%
38	4.458%	3.634%	78	4.642%	3.257%	118	4.904%	5.044%
39	4.482%	3.523%	79	4.648%	3.280%	119	4.907%	5.127%
40	4.536%	3.561%	80	4.653%	3.304%	120	4.799%	5.216%

Breakeven CDRs

The Breakeven CDR for a class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100% PPC, Forward LIBOR as shown in the Excess Spread table above, 100% Loss Severity, Trigger Event is in effect for every Distribution Date, no stepdown, 6 month lag, and 100% servicer advances.

Class	Breakeven CDR	Collateral Cum Loss	WAL
M-1	15.3%	28.69%	6.16
M-2	12.0%	23.62%	6.56
M-3	10.8%	21.64%	8.18
M-4	9.5%	19.43%	8.28
M-5	8.4%	17.48%	8.77
M-6	7.5%	15.83%	9.14
M-7	6.6%	14.14%	9.38
M-8	5.9%	12.78%	9.93
M-9	5.1%	11.20%	9.97

Statistical Collateral Summary – Total Pool

All information on the mortgage loans is approximate and is based off of scheduled balances as of the 9/1/05 cut-off date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the mortgage loans, respectively.

Total Number of Loans	12,359		
Total Outstanding Loan Balance	$ 638,750,344.45	Min	Max
Average Loan Current Balance	$51,683.01	$ 4,552.94	$ 397,841.77
Weighted Average Combined LTV	96.18%	13.18%	100.00%
Weighted Average Coupon	9.669%	4.250%	13.500%
Weighted Average FICO (Non-Zero)	678		
Weighted Average Age (Months)	6		
% Prepayment Penalties	50.96%		
% Balloons	47.56%		
% Second Liens	99.99%		

Scheduled Balance	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	2,188	$ 39,669,237.09	6.21	666	95.06	10.07	87.12
25,000.01 - 50,000.00	5,147	$ 187,675,576.40	29.38	674	96.65	9.70	95.18
50,000.01 - 75,000.00	2,732	$ 167,289,726.40	26.19	678	97.07	9.70	96.80
75,000.01 - 100,000.00	1,317	$ 114,744,557.11	17.96	681	96.84	9.60	97.47
100,000.01 - 125,000.00	572	$ 63,967,593.64	10.01	681	96.89	9.71	97.63
125,000.01 - 150,000.00	239	$ 32,786,227.35	5.13	683	96.10	9.78	94.97
150,000.01 - 175,000.00	68	$ 11,157,103.80	1.75	697	92.34	9.36	98.53
175,000.01 - 200,000.00	52	$ 9,752,301.73	1.53	696	90.97	9.63	92.31
200,000.01 - 225,000.00	12	$ 2,563,086.04	0.40	706	83.53	9.07	66.89
225,000.01 - 250,000.00	11	$ 2,654,427.59	0.42	678	80.43	8.34	90.61
250,000.01 - 275,000.00	5	$ 1,316,992.35	0.21	710	75.16	6.31	79.68
275,000.01 - 300,000.00	5	$ 1,463,460.27	0.23	720	80.02	9.41	79.84
300,000.01 - 325,000.00	5	$ 1,565,133.90	0.25	729	59.95	5.43	80.08
325,000.01 - 350,000.00	2	$ 654,121.16	0.10	725	72.67	8.00	100.00
350,000.01 - 375,000.00	2	$ 714,014.29	0.11	639	80.00	9.11	100.00
375,000.01 - 400,000.00	2	$ 776,785.33	0.12	728	80.00	6.72	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

FICO	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 0	2	$ 47,228.09	0.01	0	89.98	10.03	100.00
1 - 550	114	$ 4,580,426.33	0.72	508	92.47	9.89	100.00
551 - 575	200	$ 4,267,717.29	0.67	563	93.61	10.59	99.53
576 - 600	888	$ 37,172,932.77	5.82	590	98.55	10.90	99.76
601 - 625	1,298	$ 61,027,995.65	9.55	615	97.77	10.45	99.13
626 - 650	1,918	$ 100,014,330.62	15.66	639	97.35	10.24	98.77
651 - 675	2,084	$ 112,089,617.90	17.55	663	96.57	9.90	97.11
676 - 700	1,982	$ 108,995,729.91	17.06	687	96.19	9.50	94.59
701 - 725	1,439	$ 78,589,398.22	12.30	712	95.98	9.28	93.23
726 - 750	1,091	$ 60,669,872.84	9.50	737	95.03	8.89	89.64
751 - 775	836	$ 44,564,810.27	6.98	762	93.97	8.64	91.37
776 - 800	420	$ 22,269,043.99	3.49	786	91.52	8.23	92.04
801 - 825	87	$ 4,461,240.57	0.70	807	88.66	8.13	94.70
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Original Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 60	48	$ 380,021.25	0.06	609	94.82	12.07	63.66
61 - 120	279	$ 2,737,238.96	0.43	616	95.41	11.76	70.00
121 - 180	6,622	$ 325,301,127.02	50.93	689	95.21	9.57	94.34
181 - 240	421	$ 13,607,344.74	2.13	661	96.27	9.99	99.26
241 - 300	1	$ 31,560.30	0.00	773	76.77	5.75	100.00
301 - 360	4,988	$ 296,693,052.18	46.45	668	97.24	9.74	96.97
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Remaining Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 60	48	$ 380,021.25	0.06	609	94.82	12.07	63.66
61 - 120	279	$ 2,737,238.96	0.43	616	95.41	11.76	70.00
121 - 180	6,623	$ 325,339,054.21	50.93	689	95.21	9.57	94.34
181 - 240	420	$ 13,569,417.55	2.12	661	96.29	9.99	99.26
241 - 300	1	$ 31,560.30	0.00	773	76.77	5.75	100.00
301 - 360	4,988	$ 296,693,052.18	46.45	668	97.24	9.74	96.97
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Property Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	744	$ 45,983,578.73	7.20	693	94.77	9.99	85.08
Condo	1,388	$ 64,832,074.77	10.15	685	97.01	9.64	94.65
Co-op	1	$ 67,841.77	0.01	667	90.00	8.75	100.00
PUD	1,869	$ 99,139,662.27	15.52	686	95.82	9.65	92.85
Row House	1	$ 47,254.75	0.01	691	100.00	9.50	100.00
Single Family Residence	8,307	$ 426,818,410.24	66.82	674	96.29	9.64	97.43
Town House	49	$ 1,861,521.92	0.29	654	95.57	9.83	96.74
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Occupancy Status	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Investment	623	$ 20,884,727.86	3.27	715	90.53	11.14	0.00
Primary	11,591	$ 610,287,352.57	95.54	676	96.45	9.62	100.00
Secondary	145	$ 7,578,264.02	1.19	712	90.01	9.94	0.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Purpose	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Purchase	9,586	$ 496,313,109.85	77.70	681	97.88	9.78	94.92
Refinance - Cash Out	2,458	$ 128,338,809.66	20.09	666	90.20	9.32	97.62
Refinance - Rate/Term	315	$ 14,098,424.94	2.21	675	90.62	8.93	98.57
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Combined LTV - Given	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	45	$ 2,578,667.58	0.40	714	39.39	7.25	99.44
50.01 - 60.00	50	$ 4,368,906.75	0.68	733	55.83	6.37	91.52
60.01 - 70.00	92	$ 6,020,229.82	0.94	704	65.76	7.18	98.59
70.01 - 80.00	278	$ 23,596,604.13	3.69	694	77.38	7.89	89.17
80.01 - 90.00	1,689	$ 74,860,670.33	11.72	689	88.93	9.38	81.15
90.01 - 95.00	2,137	$ 92,731,980.60	14.52	690	94.72	9.46	89.59
95.01 - 100.00	8,068	$ 434,593,285.24	68.04	672	99.92	9.94	99.62
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

State	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
California	3,243	$ 239,201,925.01	37.45	682	95.39	9.50	96.88
Florida	1,082	$ 44,502,913.67	6.97	671	96.99	10.06	91.94
New York	564	$ 36,956,388.11	5.79	688	93.76	9.47	95.50
Nevada	526	$ 28,611,750.65	4.48	689	97.81	9.79	88.32
Arizona	635	$ 25,861,280.40	4.05	679	97.23	10.00	88.70
New Jersey	477	$ 24,553,921.77	3.84	682	95.81	10.14	92.61
Massachusetts	369	$ 23,186,927.96	3.63	688	91.77	8.78	95.53
Virginia	417	$ 22,094,681.89	3.46	681	97.69	9.91	97.41
Colorado	479	$ 20,967,518.24	3.28	672	95.51	9.41	98.32
Maryland	395	$ 20,355,604.94	3.19	671	97.57	9.97	98.43
Illinois	476	$ 18,618,562.54	2.91	664	98.02	10.10	97.60
Washington	394	$ 18,189,933.63	2.85	671	98.21	9.86	97.48
Texas	579	$ 18,146,428.02	2.84	678	98.36	9.50	95.72
Georgia	369	$ 12,043,280.47	1.89	649	98.65	10.25	95.00
Minnesota	197	$ 8,111,298.09	1.27	658	98.17	9.68	99.59
Other	2,157	$ 77,347,929.06	12.11	671	97.13	9.76	96.02
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Documentation Type	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	6,188	$ 283,748,507.13	44.42	666	96.04	9.26	97.59
NINA	303	$ 22,685,698.17	3.55	694	88.46	10.52	80.51
Reduced	5,487	$ 312,075,351.24	48.86	687	96.89	9.94	95.11
Stated/Stated	381	$ 20,240,787.91	3.17	697	95.83	10.30	90.45
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Current Rate	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
4.001 - 4.500	9	$ 1,157,503.83	0.18	743	64.49	4.36	94.93
4.501 - 5.000	21	$ 2,833,893.07	0.44	729	68.88	4.88	100.00
5.001 - 5.500	27	$ 3,456,259.05	0.54	751	66.58	5.38	92.26
5.501 - 6.000	24	$ 2,576,192.46	0.40	739	69.67	5.71	83.64
6.001 - 6.500	184	$ 10,094,520.02	1.58	739	86.16	6.39	100.00
6.501 - 7.000	201	$ 10,089,850.71	1.58	739	87.65	6.87	97.96
7.001 - 7.500	435	$ 20,828,932.45	3.26	729	92.40	7.37	99.41
7.501 - 8.000	687	$ 34,140,313.16	5.34	717	91.99	7.86	96.85
8.001 - 8.500	862	$ 43,480,996.08	6.81	709	94.89	8.33	98.30
8.501 - 9.000	1,360	$ 74,965,417.53	11.74	692	96.56	8.85	97.72
9.001 - 9.500	1,276	$ 68,779,843.44	10.77	682	97.21	9.35	98.32
9.501 - 10.000	2,160	$ 118,642,534.33	18.57	671	98.25	9.84	97.28
10.001 - 10.500	1,466	$ 83,190,869.00	13.02	666	97.74	10.33	96.58
10.501 - 11.000	1,466	$ 72,520,684.04	11.35	644	98.12	10.83	95.01
11.001 - 11.500	813	$ 39,713,445.73	6.22	637	98.29	11.29	93.39
11.501 - 12.000	574	$ 25,509,959.47	3.99	646	97.47	11.81	90.06
12.001 - 12.500	585	$ 19,009,999.59	2.98	663	97.22	12.41	77.71
12.501 - 13.000	69	$ 2,469,680.74	0.39	678	95.37	12.78	62.63
13.001 - 13.500	140	$ 5,289,449.75	0.83	684	95.71	13.28	49.10
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Interest Only	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
N	12,323	$ 635,784,441.80	99.54	678	96.17	9.67	95.52
Y	36	$ 2,965,902.65	0.46	715	97.44	8.58	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Interest Only Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
0	12,323	$ 635,784,441.80	99.54	678	96.17	9.67	95.52
60	3	$ 330,600.02	0.05	637	97.54	11.22	100.00
120	33	$ 2,635,302.63	0.41	725	97.43	8.25	100.00
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Prepay Penalty Period	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
<= 0	6,462	$ 313,236,445.89	49.04	687	94.93	9.49	94.62
1 - 6	347	$ 30,149,347.88	4.72	691	89.59	10.01	78.60
7 - 12	610	$ 39,999,181.41	6.26	680	97.54	9.88	94.19
13 - 24	2,864	$ 156,377,109.91	24.48	658	99.43	10.00	99.06
25 - 36	2,053	$ 98,009,550.64	15.34	677	96.45	9.52	98.78
37 - 60	23	$ 978,708.72	0.15	702	95.65	9.68	81.19
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

Lien Position	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
1	1	$ 55,918.88	0.01	628	13.18	9.63	100.00
2	12,358	$ 638,694,425.57	99.99	678	96.18	9.67	95.54
Total:	**12,359**	**$ 638,750,344.45**	**100.00**	**678**	**96.18**	**9.67**	**95.54**

HEMT Series 2005-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 7/31/05 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	12,359		
Total Outstanding Loan Balance	$ 638,750,344.45		
Average Loan Current Balance	$ 51,683.01	$ 4,552.94	$ 397,552.94
Weighted Average Combined LTV	96.18%	13.18%	100.00%
Weighted Average Coupon	9.70%	4.25%	13.50%
Weighted Average FICO (Non-Zero)	678		
Weighted Average Age (Months)	6		
% Prepayment Penalties	50.96%		
% Balloons	47.56%		
% Second Liens	100.00%		

Current Rate	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 10.000	7,246	391,046,256.13	53,967.19	61.22	8.81	253	694	18.26	95.15	39.35	49.24	97.70	21.55
10.001 - 10.500	1,466	83,190,869.00	56,746.84	13.02	10.33	273	666	19.32	97.74	41.12	32.45	96.58	18.15
10.501 - 11.000	1,466	72,520,684.04	49,468.41	11.35	10.83	274	644	19.27	98.12	41.22	46.79	95.01	18.96
11.001 - 11.500	813	39,713,445.73	48,848.03	6.22	11.29	286	637	19.48	98.29	41.25	41.30	93.39	21.38
11.501 - 12.000	574	25,509,959.47	44,442.44	3.99	11.81	259	646	19.00	97.47	40.58	32.08	90.06	18.59
12.001 - 12.500	585	19,009,999.59	32,495.73	2.98	12.41	213	663	16.74	97.22	39.84	25.42	77.71	8.79
12.501 - 13.000	69	2,469,680.74	35,792.47	0.39	12.78	217	678	16.56	95.37	40.06	13.32	62.63	8.58
13.001 - 13.500	140	5,289,449.75	37,781.78	0.83	13.28	185	684	16.40	95.71	37.88	9.87	49.10	1.47
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

FICO	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 499	41	1,764,781.24	43,043.44	0.28	10.05	170	476	16.50	93.26	38.31	44.03	100.00	30.46
500 - 519	29	1,122,172.79	38,695.61	0.18	10.11	166	510	14.87	92.51	40.07	59.30	100.00	60.40
520 - 539	23	968,036.85	42,088.56	0.15	9.53	167	533	15.82	92.47	41.77	63.56	100.00	56.77
540 - 559	98	2,326,658.86	23,741.42	0.36	10.25	158	552	13.80	92.79	38.28	54.59	99.14	28.20
560 - 579	164	3,772,533.41	23,003.25	0.59	10.67	179	571	13.34	94.31	42.53	70.59	99.37	33.47
580 - 599	785	33,374,156.85	42,514.85	5.22	10.92	310	590	19.19	98.58	41.98	92.14	99.80	26.68
600 - 619	936	42,585,988.68	45,497.85	6.67	10.52	285	610	19.23	98.18	41.19	83.98	99.73	25.68
620 - 639	1,368	68,863,455.07	50,338.78	10.78	10.42	285	629	18.82	97.36	41.46	51.48	98.75	22.50
640 >=	8,915	483,972,560.70	54,287.44	75.77	9.39	250	700	18.49	95.72	39.45	36.32	94.34	18.46
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Combined LTV	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 79.99	392	29,230,861.51	74,568.52	4.58	7.46	250	704	18.68	67.76	37.95	64.61	93.95	76.79
80.00 - 84.99	194	13,363,559.00	68,884.32	2.09	8.65	264	683	16.95	81.49	36.71	31.98	86.26	60.96
85.00 - 89.99	504	24,230,667.87	48,076.72	3.79	9.32	222	681	15.88	88.35	37.58	30.51	85.39	54.61
90.00 - 94.99	1,616	70,889,685.55	43,867.38	11.10	9.33	207	693	13.76	91.49	36.16	26.06	83.57	26.98
95.00 >=	9,653	501,035,570.52	51,904.65	78.44	9.89	268	674	19.39	99.27	40.68	46.85	98.07	13.05
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Occupancy Not Primary	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Investment	623	20,884,727.86	33,522.84	73.38	11.14	223	715	14.89	90.53	35.36	25.03	0.00	7.40
Secondary	145	7,578,264.02	52,263.89	26.62	9.94	253	712	18.38	90.01	38.69	21.23	0.00	19.85
Total:	**768**	**28,462,991.88**	**37,061.19**	**100.00**	**10.82**	**231**	**714**	**15.82**	**90.40**	**36.21**	**24.02**	**0.00**	**10.71**

Documentation Type Not Full	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
NINA	303	22,685,698.17	74,870.29	6.39	10.52	295	694	18.44	88.46	37.96	0.00	80.51	34.72
Reduced	5,487	312,075,351.24	56,875.41	87.91	9.94	251	687	18.30	96.89	39.75	0.00	95.11	14.75
Stated/Stated	381	20,240,787.91	53,125.43	5.70	10.30	196	697	18.97	95.83	39.18	0.00	90.45	18.61
Total:	**6,171**	**355,001,837.32**	**57,527.44**	**100.00**	**9.99**	**251**	**688**	**18.34**	**96.29**	**39.70**	**0.00**	**93.91**	**16.24**

Purpose Cashout	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Refinance - Cash Out	2,458	128,338,809.66	52,212.70	100.00	9.32	252	666	18.19	90.20	39.72	55.07	97.62	100.00
Total:	**2,458**	**128,338,809.66**	**52,212.70**	**100.00**	**9.32**	**252**	**666**	**18.19**	**90.20**	**39.72**	**55.07**	**97.62**	**100.00**

Property Type 2-4F	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
2-4 Family	744	45,983,578.73	61,805.89	100.00	9.99	262	693	16.96	94.77	39.93	27.16	85.08	12.00
Total:	**744**	**45,983,578.73**	**61,805.89**	**100.00**	**9.99**	**262**	**693**	**16.96**	**94.77**	**39.93**	**27.16**	**85.08**	**12.00**

				% of								%	

Debt to Income Ratio	# of Loans	Balance	Avg. Balance	group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	Primary Owner	% Cashout
<= 39.99	6,045	298,187,469.64	49,327.95	46.68	9.52	247	689	18.04	94.63	32.44	39.53	92.96	21.14
40.00 - 44.99	3,003	162,271,648.39	54,036.51	25.40	9.81	254	676	18.96	97.46	42.58	39.42	97.32	17.16
45.00 - 49.99	3,085	167,408,384.15	54,265.28	26.21	9.86	284	662	19.09	98.06	47.80	55.78	98.54	19.87
50.00 - 54.99	207	9,512,110.12	45,952.22	1.49	9.07	237	667	17.71	92.03	51.93	76.55	94.20	36.71
55.00 >=	19	1,370,732.15	72,143.80	0.21	6.76	308	719	19.54	78.25	57.22	89.51	90.14	51.84
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Prepay Penalty Period	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
0	6,462	313,236,445.89	48,473.61	49.04	9.49	246	687	18.14	94.93	39.02	47.80	94.62	20.65
4	10	686,649.40	68,664.94	0.11	10.55	176	738	19.47	98.59	30.02	6.62	92.51	0.00
6	337	29,462,698.48	87,426.40	4.61	10.00	301	690	19.69	89.38	36.69	4.59	78.28	34.72
7	6	308,390.19	51,398.37	0.05	11.75	298	687	19.07	99.03	34.34	49.29	41.41	0.00
12	604	39,690,791.22	65,713.23	6.21	9.87	266	680	19.42	97.53	40.83	28.12	94.60	16.62
24	2,864	156,377,109.91	54,600.95	24.48	10.00	290	658	19.47	99.43	42.20	52.58	99.06	14.75
36	2,053	98,009,550.64	47,739.67	15.34	9.52	233	677	17.69	96.45	39.30	39.50	98.78	24.26
60	23	978,708.72	42,552.55	0.15	9.68	221	702	17.61	95.65	39.56	38.21	81.19	0.00
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Jr Ratio	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 40.00	12,099	611,656,162.23	50,554.27	95.76	9.74	259	677	18.10	96.84	40.03	44.04	95.54	18.47
40.01 - 45.00	116	11,003,422.69	94,857.09	1.72	9.08	224	707	27.61	92.55	39.28	28.43	97.17	33.09
45.01 - 50.00	37	3,242,019.41	87,622.15	0.51	9.04	238	702	25.86	80.45	39.60	53.25	93.78	62.78
50.01 - 55.00	22	2,265,677.00	102,985.32	0.35	8.07	205	696	27.80	80.44	39.63	62.49	100.00	82.68
55.01 - 60.00	15	1,551,976.61	103,465.11	0.24	7.18	245	728	26.06	71.28	34.91	71.09	100.00	75.16
60.01 - 65.00	13	1,568,975.92	120,690.46	0.25	7.50	242	691	29.00	75.79	39.76	64.35	100.00	59.67
65.01 - 70.00	11	1,094,981.64	99,543.79	0.17	7.01	249	711	34.88	86.09	30.07	79.19	100.00	38.21
70.01 - 75.00	7	790,754.18	112,964.88	0.12	8.27	193	716	28.12	66.74	34.34	72.13	100.00	100.00
75.01 - 80.00	4	523,194.65	130,798.66	0.08	7.59	239	727	33.97	78.08	23.67	52.06	100.00	100.00
80.01 - 85.00	6	1,058,842.17	176,473.70	0.17	5.90	257	696	32.79	73.15	41.86	88.26	74.73	76.02
85.01 - 90.00	5	768,689.91	153,737.98	0.12	5.40	307	736	31.41	67.14	32.29	96.68	100.00	100.00
90.01 - 95.00	3	945,637.96	315,212.65	0.15	5.58	348	695	31.38	64.74	31.19	100.00	67.03	65.43
95.01 >=	21	2,280,010.08	108,571.91	0.36	7.15	253	744	31.78	57.42	40.28	73.95	94.99	77.99
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

DERIVED INFORMATION [09/07/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Deal Name Here	HEMT 05-4			
*** Please fill in the WAL's & Windows for the bottom 4 scenarios (only) ***				
	M-1, AA+/Aa1/AA+			
NO PREPAY STRESS				
Prepay Assumptions	0.50x Base Case	1.00x Base Case	2.00x Base Case	3.00x Base Case
Loss Severity: 100%				
Recovery Delay: 12 months				
% Cum Loss Yield Break	245,324,642.71 (38.33%)	199,191,796.54 (31.12%)	167,656,415.02 (26.20%)	149,094,484.41 (23.30%)
CDR - Yield Break	11.7	17.1	30	56.6
% Cum Loss 1st $ Principal Loss	224,923,334.10 (35.14%)	186,509,548.23 (29.14%)	162,614,269.68 (25.41%)	147,466,519.21 (23.04%)
CDR - 1st $ Principal Loss	10.3	15.7	29.0	56.1
(Fwd, Trigger Fail, Price 100.00)				
Loss Severity: 100%				
Recovery Delay: 12 months. NO ADVANCE				
% Cum Loss Yield Break	227,338,536.44 (35.52%)	182,507,968.57 (28.52%)	153,617,397.02 (24.00%)	139,150,363.34 (21.74%)
CDR - Yield Break	10.3	15.1	27.0	53.2
% Cum Loss 1st $ Principal Loss	208,265,397.22 (32.54%)	170,945,156.45 (26.71%)	149,479,347.45 (23.36%)	138,200,474.25 (21.59%)
CDR - 1st $ Principal Loss	9.1	13.9	26.2	52.9
(Fwd, Trigger Fail, Price 100.00)				
	M-3, AA-/Aa3/AA			
NO PREPAY STRESS				
Prepay Assumptions	0.50x Base Case	1.00x Base Case	2.00x Base Case	3.00x Base Case
Loss Severity: 100%				
Recovery Delay: 12 months				
% Cum Loss Yield Break	192,599,203.35 (30.09%)	148,389,236.61 (23.19%)	118,438,576.97 (18.51%)	96,826,882.97 (15.13%)
CDR - Yield Break	8.3	11.8	20.5	39.2
% Cum Loss 1st $ Principal Loss	183,863,100.33 (28.73%)	142,126,371.58 (22.21%)	115,761,261.36 (18.09%)	96,270,224.55 (15.04%)
CDR - 1st $ Principal Loss	7.8	11.2	20.0	39
(Fwd, Trigger Fail, Price 100.00)				
Loss Severity: 100%				
Recovery Delay: 12 months. NO ADVANCE				
% Cum Loss Yield Break	178,655,211.98 (27.91%)	135,880,716.26 (21.23%)	107,965,639.87 (16.87%)	90,549,804.20 (14.15%)
CDR - Yield Break	7.4	10.5	18.4	36.7
% Cum Loss 1st $ Principal Loss	169,306,057.95 (26.45%)	130,413,713.58 (20.38%)	105,776,057.42 (16.53%)	89,999,597.71 (14.06%)
CDR - 1st $ Principal Loss	6.9	10	18	36.5
(Fwd, Trigger Fail, Price 100.00)				
Prepay Assumptions	0.50x Base Case	1.00x Base Case	2.00x Base Case	3.00x Base Case
M-1, AA+/Aa1/AA+				
Average Life:	7.46	5.18	1.31	0.57
Window (Dates):	04/25/2009 - 01/25/2017	09/25/2008 - 02/25/2011	12/25/2006 - 02/25/2007	04/25/2006 - 04/25/2006
M-3, AA-/Aa3/AA				
Average Life:	7.46	4.53	1.65	0.66
Window (Dates):	04/25/2009 - 01/25/2017	10/25/2009 - 02/25/2011	04/25/2007 - 06/25/2007	05/25/2006 - 05/25/2006
(Libor 3.83, CMT_1YR 3.623, no loss, trigger as modeled, To call)				

HEMT Series 2005-4
Indymac Pool

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Statistical Collateral Summary – Indymac Pool

Total Number of Loans	2,774		
Total Outstanding Loan Balance	$ 126,714,109.17	Min	Max
Average Loan Current Balance	$ 47,679.20	$ 7,732.28	$ 209,791.90
Weighted Average Combined LTV	92.38%	20.10%	100.00%
Weighted Average Coupon	8.82%	5.63%	12.99%
Weighted Average FICO (Non-Zero)	690		
Weighted Average Age (Months)	13		
% Prepayment Penalties	37.01%		
% Balloons	89.93%		
% Second Liens	100.00%		

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	531	10,202,978.75	8.05	683	90.29	9.13	99.76
25,000.01 - 50,000.00	1,309	47,830,406.00	37.75	689	92.64	8.92	100.00
50,000.01 - 75,000.00	582	35,183,956.70	27.77	691	93.51	8.79	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	12	1,678,036.76	1.32	705	85.01	7.98	100.00
150,000.01 - 175,000.00	7	1,148,049.47	0.91	720	74.75	7.48	100.00
175,000.01 - 200,000.00	1	187,046.12	0.15	600	89.96	10.00	100.00
200,000.01 - 225,000.00	2	404,493.97	0.32	751	73.03	6.20	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	538	10,376,475.39	8.19	683	90.35	9.12	99.77
25,000.01 - 50,000.00	1,310	48,050,907.05	37.92	689	92.63	8.91	100.00
50,000.01 - 75,000.00	574	34,789,959.01	27.46	690	93.53	8.81	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	13	1,827,804.11	1.44	713	84.36	7.85	100.00
150,000.01 - 175,000.00	6	998,282.12	0.79	708	74.40	7.63	100.00
175,000.01 - 200,000.00	2	381,748.19	0.30	711	77.49	7.90	100.00
200,000.01 - 225,000.00	1	209,791.90	0.17	689	80.00	6.50	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1	19,279.61	0.02	0	89.95	10.25	100.00
1 - 550	108	4,514,368.32	3.56	508	92.44	9.86	100.00
551 - 575	60	2,757,120.89	2.18	563	92.71	9.87	100.00
576 - 600	71	2,995,112.01	2.36	590	88.44	9.70	100.00
601 - 625	148	6,984,853.91	5.51	615	91.16	9.60	100.00
626 - 650	250	10,964,168.62	8.65	639	91.27	9.37	100.00
651 - 675	409	17,798,584.67	14.05	664	92.05	9.19	100.00
676 - 700	497	23,131,079.84	18.25	688	92.57	8.83	100.00
701 - 725	410	19,695,186.52	15.54	713	92.95	8.61	99.88
726 - 750	336	15,657,788.73	12.36	737	93.95	8.39	100.00
751 - 775	272	12,069,173.28	9.52	762	92.87	8.16	100.00
776 - 800	169	7,868,054.43	6.21	787	93.80	7.96	100.00
801 - 825	43	2,259,338.34	1.78	808	83.41	7.42	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Remaining Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	87	4,881,616.50	3.85	693	90.55	8.93	100.00
Condo	316	13,245,930.96	10.45	701	95.03	8.88	99.82
PUD	529	25,097,335.77	19.81	691	94.06	8.87	100.00
Row House	1	47,254.75	0.04	691	100.00	9.50	100.00
Single Family Residence	1,807	82,207,825.92	64.88	689	91.51	8.78	100.00
Town House	34	1,234,145.27	0.97	640	94.82	9.23	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Primary	2,773	126,689,942.25	99.98	690	92.38	8.82	100.00
Secondary	1	24,166.92	0.02	719	90.00	7.38	0.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	1,763	83,655,915.75	66.02	695	96.18	8.85	99.97
Refinance - Cash Out	928	40,295,522.48	31.80	680	84.65	8.78	100.00
Refinance - Rate/Term	83	2,762,670.94	2.18	686	90.16	8.53	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	28	1,096,565.58	0.87	683	37.73	8.49	100.00
50.01 - 60.00	27	1,279,095.40	1.01	715	56.78	7.70	100.00
60.01 - 70.00	60	3,237,416.05	2.55	692	66.27	7.80	100.00
70.01 - 80.00	137	7,732,860.12	6.10	680	76.49	8.16	100.00
80.01 - 90.00	712	28,433,183.00	22.44	686	88.81	8.69	99.92
90.01 - 95.00	849	39,602,194.50	31.25	685	94.56	8.82	100.00
95.01 - 100.00	961	45,332,794.52	35.78	698	99.61	9.13	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,045	57,508,792.08	45.38	697	91.13	8.64	99.96
New York	132	7,402,067.71	5.84	678	89.94	8.58	100.00
Florida	173	6,656,873.13	5.25	674	93.24	9.16	100.00
Virginia	117	5,232,974.70	4.13	691	95.91	8.86	100.00
Colorado	138	5,200,212.00	4.10	697	94.21	8.96	100.00
Maryland	95	4,830,428.94	3.81	690	93.79	8.96	100.00
Texas	119	4,421,504.58	3.49	710	97.63	8.85	100.00
Washington	96	3,785,466.73	2.99	690	94.97	9.19	100.00
Illinois	95	3,354,602.59	2.65	663	92.40	9.24	100.00
New Jersey	71	2,968,540.80	2.34	673	87.63	9.07	100.00
Arizona	70	2,699,718.76	2.13	699	94.48	8.73	100.00
Nevada	55	2,666,183.52	2.10	704	94.67	8.93	100.00
Georgia	71	2,603,811.85	2.05	654	96.41	9.29	100.00
Minnesota	50	1,793,650.27	1.42	681	95.12	9.14	100.00
Massachusetts	33	1,758,295.14	1.39	697	93.90	8.56	100.00
Other	414	13,830,986.37	10.92	680	92.42	9.05	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	1,411	63,738,584.53	50.30	691	91.72	8.65	99.96
Reduced	1,363	62,975,524.64	49.70	689	93.04	8.99	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	5	411,345.26	0.32	789	80.53	5.84	100.00
6.001 - 6.500	42	2,956,510.06	2.33	744	71.52	6.37	100.00
6.501 - 7.000	87	4,882,619.07	3.85	744	83.98	6.85	100.00
7.001 - 7.500	180	8,942,908.13	7.06	728	89.10	7.36	99.73
7.501 - 8.000	344	15,612,881.01	12.32	721	92.12	7.84	100.00
8.001 - 8.500	439	20,140,741.18	15.89	704	93.50	8.33	100.00
8.501 - 9.000	499	22,823,971.19	18.01	693	94.33	8.81	100.00
9.001 - 9.500	410	18,859,862.13	14.88	676	94.28	9.32	100.00
9.501 - 10.000	347	14,787,111.48	11.67	658	94.80	9.81	100.00
10.001 - 10.500	203	8,409,448.04	6.64	646	92.86	10.32	100.00
10.501 - 11.000	129	5,709,785.26	4.51	636	91.39	10.79	100.00
11.001 - 11.500	58	2,129,379.38	1.68	617	94.15	11.26	100.00
11.501 - 12.000	25	910,710.82	0.72	627	93.16	11.76	100.00
12.001 - 12.500	5	119,717.94	0.09	641	87.69	12.35	100.00
12.501 - 13.000	1	17,118.22	0.01	582	80.35	12.99	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Interest Only Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	1,677	79,811,697.15	62.99	692	91.72	8.75	99.97
12	44	2,234,308.67	1.76	672	92.31	9.12	100.00
24	64	3,171,199.64	2.50	670	94.51	9.51	100.00
36	989	41,496,903.71	32.75	690	93.49	8.89	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Lien Position	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Balloon	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	306	12,766,089.82	10.07	692	80.45	8.17	100.00
Y	2,468	113,948,019.35	89.93	690	93.71	8.89	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

HEMT **HOME EQUITY MORTGAGE TRUST**

HEMT HOME EQUITY TRUST 2005-4

HEMT Series 2005-4
Indymac Pool

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT HOME EQUITY TRUST 2005-4

Statistical Collateral Summary – Indymac Pool

Total Number of Loans	2,774		
Total Outstanding Loan Balance	$ 126,714,109.17	Min	Max
Average Loan Current Balance	$ 47,679.20	$ 7,732.28	$ 209,791.90
Weighted Average Combined LTV	92.38%	20.10%	100.00%
Weighted Average Coupon	8.82%	5.63%	12.99%
Weighted Average FICO (Non-Zero)	690		
Weighted Average Age (Months)	13		
% Prepayment Penalties	37.01%		
% Balloons	89.93%		
% Second Liens	100.00%		

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	531	10,202,978.75	8.05	683	90.29	9.13	99.76
25,000.01 - 50,000.00	1,309	47,830,406.00	37.75	689	92.64	8.92	100.00
50,000.01 - 75,000.00	582	35,183,956.70	27.77	691	93.51	8.79	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	12	1,678,036.76	1.32	705	85.01	7.98	100.00
150,000.01 - 175,000.00	7	1,148,049.47	0.91	720	74.75	7.48	100.00
175,000.01 - 200,000.00	1	187,046.12	0.15	600	89.96	10.00	100.00
200,000.01 - 225,000.00	2	404,493.97	0.32	751	73.03	6.20	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	538	10,376,475.39	8.19	683	90.35	9.12	99.77
25,000.01 - 50,000.00	1,310	48,050,907.05	37.92	689	92.63	8.91	100.00
50,000.01 - 75,000.00	574	34,789,959.01	27.46	690	93.53	8.81	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	13	1,827,804.11	1.44	713	84.36	7.85	100.00
150,000.01 - 175,000.00	6	998,282.12	0.79	708	74.40	7.63	100.00
175,000.01 - 200,000.00	2	381,748.19	0.30	711	77.49	7.90	100.00
200,000.01 - 225,000.00	1	209,791.90	0.17	689	80.00	6.50	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1	19,279.61	0.02	0	89.95	10.25	100.00
1 - 550	108	4,514,368.32	3.56	508	92.44	9.86	100.00
551 - 575	60	2,757,120.89	2.18	563	92.71	9.87	100.00
576 - 600	71	2,995,112.01	2.36	590	88.44	9.70	100.00
601 - 625	148	6,984,853.91	5.51	615	91.16	9.60	100.00
626 - 650	250	10,964,168.62	8.65	639	91.27	9.37	100.00
651 - 675	409	17,798,584.67	14.05	664	92.05	9.19	100.00
676 - 700	497	23,131,079.84	18.25	688	92.57	8.83	100.00
701 - 725	410	19,695,186.52	15.54	713	92.95	8.61	99.88
726 - 750	336	15,657,788.73	12.36	737	93.95	8.39	100.00
751 - 775	272	12,069,173.28	9.52	762	92.87	8.16	100.00
776 - 800	169	7,868,054.43	6.21	787	93.80	7.96	100.00
801 - 825	43	2,259,338.34	1.78	808	83.41	7.42	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Remaining Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	87	4,881,616.50	3.85	693	90.55	8.93	100.00
Condo	316	13,245,930.96	10.45	701	95.03	8.88	99.82
PUD	529	25,097,335.77	19.81	691	94.06	8.87	100.00
Row House	1	47,254.75	0.04	691	100.00	9.50	100.00
Single Family Residence	1,807	82,207,825.92	64.88	689	91.51	8.78	100.00
Town House	34	1,234,145.27	0.97	640	94.82	9.23	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Primary	2,773	126,689,942.25	99.98	690	92.38	8.82	100.00
Secondary	1	24,166.92	0.02	719	90.00	7.38	0.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	1,763	83,655,915.75	66.02	695	96.18	8.85	99.97
Refinance - Cash Out	928	40,295,522.48	31.80	680	84.65	8.78	100.00
Refinance - Rate/Term	83	2,762,670.94	2.18	686	90.16	8.53	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	28	1,096,565.58	0.87	683	37.73	8.49	100.00
50.01 - 60.00	27	1,279,095.40	1.01	715	56.78	7.70	100.00
60.01 - 70.00	60	3,237,416.05	2.55	692	66.27	7.80	100.00
70.01 - 80.00	137	7,732,860.12	6.10	680	76.49	8.16	100.00
80.01 - 90.00	712	28,433,183.00	22.44	686	88.81	8.69	99.92
90.01 - 95.00	849	39,602,194.50	31.25	685	94.56	8.82	100.00
95.01 - 100.00	961	45,332,794.52	35.78	698	99.61	9.13	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,045	57,508,792.08	45.38	697	91.13	8.64	99.96
New York	132	7,402,067.71	5.84	678	89.94	8.58	100.00
Florida	173	6,656,873.13	5.25	674	93.24	9.16	100.00
Virginia	117	5,232,974.70	4.13	691	95.91	8.86	100.00
Colorado	138	5,200,212.00	4.10	697	94.21	8.96	100.00
Maryland	95	4,830,428.94	3.81	690	93.79	8.96	100.00
Texas	119	4,421,504.58	3.49	710	97.63	8.85	100.00
Washington	96	3,785,466.73	2.99	690	94.97	9.19	100.00
Illinois	95	3,354,602.59	2.65	663	92.40	9.24	100.00
New Jersey	71	2,968,540.80	2.34	673	87.63	9.07	100.00
Arizona	70	2,699,718.76	2.13	699	94.48	8.73	100.00
Nevada	55	2,666,183.52	2.10	704	94.67	8.93	100.00
Georgia	71	2,603,811.85	2.05	654	96.41	9.29	100.00
Minnesota	50	1,793,650.27	1.42	681	95.12	9.14	100.00
Massachusetts	33	1,758,295.14	1.39	697	93.90	8.56	100.00
Other	414	13,830,986.37	10.92	680	92.42	9.05	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	1,411	63,738,584.53	50.30	691	91.72	8.65	99.96
Reduced	1,363	62,975,524.64	49.70	689	93.04	8.99	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	5	411,345.26	0.32	789	80.53	5.84	100.00
6.001 - 6.500	42	2,956,510.06	2.33	744	71.52	6.37	100.00
6.501 - 7.000	87	4,882,619.07	3.85	744	83.98	6.85	100.00
7.001 - 7.500	180	8,942,908.13	7.06	728	89.10	7.36	99.73
7.501 - 8.000	344	15,612,881.01	12.32	721	92.12	7.84	100.00
8.001 - 8.500	439	20,140,741.18	15.89	704	93.50	8.33	100.00
8.501 - 9.000	499	22,823,971.19	18.01	693	94.33	8.81	100.00
9.001 - 9.500	410	18,859,862.13	14.88	676	94.28	9.32	100.00
9.501 - 10.000	347	14,787,111.48	11.67	658	94.80	9.81	100.00
10.001 - 10.500	203	8,409,448.04	6.64	646	92.86	10.32	100.00
10.501 - 11.000	129	5,709,785.26	4.51	636	91.39	10.79	100.00
11.001 - 11.500	58	2,129,379.38	1.68	617	94.15	11.26	100.00
11.501 - 12.000	25	910,710.82	0.72	627	93.16	11.76	100.00
12.001 - 12.500	5	119,717.94	0.09	641	87.69	12.35	100.00
12.501 - 13.000	1	17,118.22	0.01	582	80.35	12.99	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Interest Only Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	1,677	79,811,697.15	62.99	692	91.72	8.75	99.97
12	44	2,234,308.67	1.76	672	92.31	9.12	100.00
24	64	3,171,199.64	2.50	670	94.51	9.51	100.00
36	989	41,496,903.71	32.75	690	93.49	8.89	100.00
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Lien Position	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Balloon	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	306	12,766,089.82	10.07	692	80.45	8.17	100.00
Y	2,468	113,948,019.35	89.93	690	93.71	8.89	99.98
Total:	**2,774**	**126,714,109.17**	**100.00**	**690**	**92.38**	**8.82**	**99.98**

Credit Suisse First Boston
CSFB HEMT 2005-4

12,359 records
Balance: 638,750,344

Seller Table	Total	Percent
NC Cap Corp	130,886,481.50	20.49
Indy Mac Bank, FSB	126,714,109.17	19.84
Fremont Investment & Loan	109,960,652.48	17.21
CSFB CONDUIT	102,319,005.80	16.02
Ohio Savings Bank, FSB	32,461,872.77	5.08
Other	136,408,222.73	21.36
Total:	638,750,344.45	100.00

Disclaimer: The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2005-4

DERIVED INFORMATION [09/06/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-4

Assumptions:

Advance	0%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven SDA for a class is the SDA (in increments of 1%) that the class will take a writedown at the corresponding scenario assumptions.

(SDA increment is 1%)

Class	PPC	Libor	Breakeven SDA	Month Year	WAL	Principal Writedown	Collateral Cum Loss ($)
M-4	100	Fwd	2216	7/25/14	8.8	$ 42,031.73	$ 118,686,902.09
M-5	100	Fwd	1952	2/25/08	9.3	$ 22,223.93	$ 106,657,376.11
M-7	100	Fwd	1530	5/25/14	9.9	$ 37,711.17	$ 86,358,615.01
M-9	100	Fwd	1187	9/25/14	10.4	$ 5,154.76	$ 68,823,755.60
B-1	100	Fwd	1102	4/25/14	11.9	$ 44,708.69	$ 64,326,703.57
M-4	100	Fwd + 200	2097	9/25/14	8.9	$ 16,134.17	$ 113,328,723.33
M-5	100	Fwd + 200	1838	5/25/14	9.4	$ 42,897.07	$ 101,309,382.44
M-7	100	Fwd + 200	1421	4/25/14	10.0	$ 34,259.61	$ 80,892,831.60
M-9	100	Fwd + 200	1081	7/25/14	10.5	$ 6,485.26	$ 63,208,103.52
B-1	100	Fwd + 200	995	8/25/14	12.0	$ 4,956.40	$ 58,578,950.38

HEMT Series 2005-4

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 7/31/05 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	12,359		
Total Outstanding Loan Balance	$ 638,750,344.45		
Average Loan Current Balance	$ 51,683.01	$ 4,552.94	$ 397,552.94
Weighted Average Combined LTV	96.18%	13.18%	100.00%
Weighted Average Coupon	9.70%	4.25%	13.50%
Weighted Average FICO (Non-Zero)	678		
Weighted Average Age (Months)	6		
% Prepayment Penalties	50.96%		
% Balloons	47.56%		
% Second Liens	100.00%		

Current Rate	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 10.000	7,246	391,046,256.13	53,967.19	61.22	8.81	253	694	18.26	95.15	39.35	49.24	97.70	21.55
10.001 - 10.500	1,466	83,190,869.00	56,746.84	13.02	10.33	273	666	19.32	97.74	41.12	32.45	96.58	18.15
10.501 - 11.000	1,466	72,520,684.04	49,468.41	11.35	10.83	274	644	19.27	98.12	41.22	46.79	95.01	18.96
11.001 - 11.500	813	39,713,445.73	48,848.03	6.22	11.29	286	637	19.48	98.29	41.25	41.30	93.39	21.38
11.501 - 12.000	574	25,509,959.47	44,442.44	3.99	11.81	259	646	19.00	97.47	40.58	32.08	90.06	18.59
12.001 - 12.500	585	19,009,999.59	32,495.73	2.98	12.41	213	663	16.74	97.22	39.84	25.42	77.71	8.79
12.501 - 13.000	69	2,469,680.74	35,792.47	0.39	12.78	217	678	16.56	95.37	40.06	13.32	62.63	8.58
13.001 - 13.500	140	5,289,449.75	37,781.78	0.83	13.28	185	684	16.40	95.71	37.88	9.87	49.10	1.47
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

FICO	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 499	41	1,764,781.24	43,043.44	0.28	10.05	170	476	16.50	93.26	38.31	44.03	100.00	30.46
500 - 519	29	1,122,172.79	38,695.61	0.18	10.11	166	510	14.87	92.51	40.07	59.30	100.00	60.40
520 - 539	23	968,036.85	42,088.56	0.15	9.53	167	533	15.82	92.47	41.77	63.56	100.00	56.77
540 - 559	98	2,326,658.86	23,741.42	0.36	10.25	158	552	13.80	92.79	38.28	54.59	99.14	28.20
560 - 579	164	3,772,533.41	23,003.25	0.59	10.67	179	571	13.34	94.31	42.53	70.59	99.37	33.47
580 - 599	785	33,374,156.85	42,514.85	5.22	10.92	310	590	19.19	98.58	41.98	92.14	99.80	26.68
600 - 619	936	42,585,988.68	45,497.85	6.67	10.52	285	610	19.23	98.18	41.19	83.98	99.73	25.68
620 - 639	1,368	68,863,455.07	50,338.78	10.78	10.42	285	629	18.82	97.36	41.46	51.48	98.75	22.50
640 >=	8,915	483,972,560.70	54,287.44	75.77	9.39	250	700	18.49	95.72	39.45	36.32	94.34	18.46
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Combined LTV	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 79.99	392	29,230,861.51	74,568.52	4.58	7.46	250	704	18.68	67.76	37.95	64.61	93.95	76.79
80.00 - 84.99	194	13,363,559.00	68,884.32	2.09	8.65	264	683	16.95	81.49	36.71	31.98	86.26	60.96
85.00 - 89.99	504	24,230,667.87	48,076.72	3.79	9.32	222	681	15.88	88.35	37.58	30.51	85.39	54.61
90.00 - 94.99	1,616	70,889,685.55	43,867.38	11.10	9.33	207	693	13.76	91.49	36.16	26.06	83.57	26.98
95.00 >=	9,653	501,035,570.52	51,904.65	78.44	9.89	268	674	19.39	99.27	40.68	46.85	98.07	13.05
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Occupancy Not Primary	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Investment	623	20,884,727.86	33,522.84	73.38	11.14	223	715	14.89	90.53	35.36	25.03	0.00	7.40
Secondary	145	7,578,264.02	52,263.89	26.62	9.94	253	712	18.38	90.01	38.69	21.23	0.00	19.85
Total:	**768**	**28,462,991.88**	**37,061.19**	**100.00**	**10.82**	**231**	**714**	**15.82**	**90.40**	**36.21**	**24.02**	**0.00**	**10.71**

Documentation Type Not Full	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
NINA	303	22,685,698.17	74,870.29	6.39	10.52	295	694	18.44	88.46	37.96	0.00	80.51	34.72
Reduced	5,487	312,075,351.24	56,875.41	87.91	9.94	251	687	18.30	96.89	39.75	0.00	95.11	14.75
Stated/Stated	381	20,240,787.91	53,125.43	5.70	10.30	196	697	18.97	95.83	39.18	0.00	90.45	18.61
Total:	**6,171**	**355,001,837.32**	**57,527.44**	**100.00**	**9.99**	**251**	**688**	**18.34**	**96.29**	**39.70**	**0.00**	**93.91**	**16.24**

Purpose Cashout	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Refinance - Cash Out	2,458	128,338,809.66	52,212.70	100.00	9.32	252	666	18.19	90.20	39.72	55.07	97.62	100.00
Total:	**2,458**	**128,338,809.66**	**52,212.70**	**100.00**	**9.32**	**252**	**666**	**18.19**	**90.20**	**39.72**	**55.07**	**97.62**	**100.00**

Property Type 2-4F	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
2-4 Family	744	45,983,578.73	61,805.89	100.00	9.99	262	693	16.96	94.77	39.93	27.16	85.08	12.00
Total:	**744**	**45,983,578.73**	**61,805.89**	**100.00**	**9.99**	**262**	**693**	**16.96**	**94.77**	**39.93**	**27.16**	**85.08**	**12.00**

% of %

HEMT HOME EQUITY TRUST 2005-4

Debt to Income Ratio	# of Loans	Balance	Avg. Balance	group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	Primary Owner	% Cashout
<= 39.99	6,045	298,187,469.64	49,327.95	46.68	9.52	247	689	18.04	94.63	32.44	39.53	92.96	21.14
40.00 - 44.99	3,003	162,271,648.39	54,036.51	25.40	9.81	254	676	18.96	97.46	42.58	39.42	97.32	17.16
45.00 - 49.99	3,085	167,408,384.15	54,265.28	26.21	9.86	284	662	19.09	98.06	47.80	55.78	98.54	19.87
50.00 - 54.99	207	9,512,110.12	45,952.22	1.49	9.07	237	667	17.71	92.03	51.93	76.55	94.20	36.71
55.00 >=	19	1,370,732.15	72,143.80	0.21	6.76	308	719	19.54	78.25	57.22	89.51	90.14	51.84
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Prepay Penalty Period	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
0	6,462	313,236,445.89	48,473.61	49.04	9.49	246	687	18.14	94.93	39.02	47.80	94.62	20.65
4	10	686,649.40	68,664.94	0.11	10.55	176	738	19.47	98.59	30.02	6.62	92.51	0.00
6	337	29,462,698.48	87,426.40	4.61	10.00	301	690	19.69	89.38	36.69	4.59	78.28	34.72
7	6	308,390.19	51,398.37	0.05	11.75	298	687	19.07	99.03	34.34	49.29	41.41	0.00
12	604	39,690,791.22	65,713.23	6.21	9.87	266	680	19.42	97.53	40.83	28.12	94.60	16.62
24	2,864	156,377,109.91	54,600.95	24.48	10.00	290	658	19.47	99.43	42.20	52.58	99.06	14.75
36	2,053	98,009,550.64	47,739.67	15.34	9.52	233	677	17.69	96.45	39.30	39.50	98.78	24.26
60	23	978,708.72	42,552.55	0.15	9.68	221	702	17.61	95.65	39.56	38.21	81.19	0.00
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

Jr Ratio	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 40.00	12,099	611,656,162.23	50,554.27	95.76	9.74	259	677	18.10	96.84	40.03	44.04	95.54	18.47
40.01 - 45.00	116	11,003,422.69	94,857.09	1.72	9.08	224	707	27.61	92.55	39.28	28.43	97.17	33.09
45.01 - 50.00	37	3,242,019.41	87,622.15	0.51	9.04	238	702	25.86	80.45	39.60	53.25	93.78	62.78
50.01 - 55.00	22	2,265,677.00	102,985.32	0.35	8.07	205	696	27.80	80.44	39.63	62.49	100.00	82.68
55.01 - 60.00	15	1,551,976.61	103,465.11	0.24	7.18	245	728	26.06	71.28	34.91	71.09	100.00	75.16
60.01 - 65.00	13	1,568,975.92	120,690.46	0.25	7.50	242	691	29.00	75.79	39.76	64.35	100.00	59.67
65.01 - 70.00	11	1,094,981.64	99,543.79	0.17	7.01	249	711	34.88	86.09	30.07	79.19	100.00	38.21
70.01 - 75.00	7	790,754.18	112,964.88	0.12	8.27	193	716	28.12	66.74	34.34	72.13	100.00	100.00
75.01 - 80.00	4	523,194.65	130,798.66	0.08	7.59	239	727	33.97	78.08	23.67	52.06	100.00	100.00
80.01 - 85.00	6	1,058,842.17	176,473.70	0.17	5.90	257	696	32.79	73.15	41.86	88.26	74.73	76.02
85.01 - 90.00	5	768,689.91	153,737.98	0.12	5.40	307	736	31.41	67.14	32.29	96.68	100.00	100.00
90.01 - 95.00	3	945,637.96	315,212.65	0.15	5.58	348	695	31.38	64.74	31.19	100.00	67.03	65.43
95.01 >=	21	2,280,010.08	108,571.91	0.36	7.15	253	744	31.78	57.42	40.28	73.95	94.99	77.99
Total:	**12,359**	**638,750,344.45**	**51,683.01**	**100.00**	**9.67**	**258**	**678**	**18.55**	**96.18**	**39.96**	**44.42**	**95.54**	**20.09**

HEMT Series 2005-4
Indymac Pool

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Statistical Collateral Summary – Indymac Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 7/31/05 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	2,774		
Total Outstanding Loan Balance	$ 126,714,109.17		
Average Loan Current Balance	$ 47,679.20	$ 7,732.28	$ 209,791.90
Weighted Average Combined LTV	92.38%	20.10%	100.00%
Weighted Average Coupon	8.82%	5.63%	12.99%
Weighted Average FICO (Non-Zero)	690		
Weighted Average Age (Months)	13		
% Prepayment Penalties	37.01%		
% Balloons	89.93%		
% Second Liens	100.00%		

Current Rate	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 10.000	2,353	109,417,949.51	46,501.47	86.35	8.52	169	698	16.32	92.36	37.6	50.83	99.98	29.54
10.001 - 10.500	203	8,409,448.04	41,425.85	6.64	10.32	169	646	16.62	92.86	39.6	45.91	100	42.99
10.501 - 11.000	129	5,709,785.26	44,261.90	4.51	10.79	168	636	16.8	91.39	41.3	47.14	100	46.75
11.001 - 11.500	58	2,129,379.38	36,713.44	1.68	11.26	174	617	16.53	94.15	40.1	48.73	100	50.19
11.501 - 12.000	25	910,710.82	36,428.43	0.72	11.76	168	627	17.39	93.16	44.2	51.52	100	53.16
12.001 - 12.500	5	119,717.94	23,943.59	0.09	12.35	165	641	14.88	87.69	38.2	41.2	100	100
12.501 - 13.000	1	17,118.22	17,118.22	0.01	12.99	218	582	8.97	80.35	49.2	100	100	100
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

FICO	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 499	40	1,736,832.76	43,420.82	1.37	10.05	168	476	16.61	93.31	38.4	43.13	100	30.95
500 - 519	29	1,122,172.79	38,695.61	0.89	10.11	166	510	14.87	92.51	40.1	59.3	100	60.4
520 - 539	23	968,036.85	42,088.56	0.76	9.53	167	533	15.82	92.47	41.8	63.56	100	56.77
540 - 559	41	1,791,753.00	43,701.29	1.41	9.72	168	551	16.42	92.21	37.2	44.01	100	30.43
560 - 579	46	1,991,514.05	43,293.78	1.57	9.83	168	569	16.12	92.2	42.9	51.54	100	41.4
580 - 599	58	2,396,662.77	41,321.77	1.89	9.72	174	590	16.64	87.59	38.8	50.69	100	54.14
600 - 619	102	4,981,473.43	48,837.97	3.93	9.56	168	610	16.81	91.25	38.2	41.07	100	41.71
620 - 639	175	7,890,817.74	45,090.39	6.23	9.54	170	630	16.02	91.69	39.5	46.84	100	38.43
640 >=	2,260	103,834,845.78	45,944.62	81.94	8.63	169	712	16.39	92.58	37.7	50.98	99.98	29.62
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

HEMT HOME EQUITY TRUST 2005-4

Combined LTV	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	Primary Owner	% Cashout
<= 79.99	238	12,446,919.52	52,297.98	9.82	8.08	182	688	18	68.14	38.8	76.89	100	95.98
80.00 - 84.99	80	3,462,224.84	43,277.81	2.73	8.58	172	675	16.27	82.3	39.6	64.04	100	89.56
85.00 - 89.99	226	9,626,390.11	42,594.65	7.6	8.91	170	674	14.81	88.32	36.4	41.78	100	69.99
90.00 - 94.99	753	31,647,505.66	42,028.56	24.98	8.71	167	688	13.21	91.88	35.5	28.3	99.92	33.92
95.00 >=	1,477	69,531,069.04	47,075.88	54.87	9	167	694	17.73	98.01	39	56.05	100	11.18
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

Occupancy Status - Not Primary	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Secondary	1	24,166.92	24,166.92	100	7.38	163	719	10	90	28.6	100	0	0
Total:	**1**	**24,166.92**	**24,166.92**	**100**	**7.38**	**163**	**719**	**10**	**90**	**28.6**	**100**	**0**	**0**

Documentation Type - Not Full	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Reduced	1,363	62,975,524.64	46,203.61	100	8.99	168	689	15.03	93.04	36.1	0	100	26.43
Total:	**1,363**	**62,975,524.64**	**46,203.61**	**100**	**8.99**	**168**	**689**	**15.03**	**93.04**	**36.1**	**0**	**100**	**26.43**

Purpose - CashOut	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
Refinance - Cash Out	928	40,295,522.48	43,421.90	100	8.78	173	680	16.66	84.65	38	58.7	100	100
Total:	**928**	**40,295,522.48**	**43,421.90**	**100**	**8.78**	**173**	**680**	**16.66**	**84.65**	**38**	**58.7**	**100**	**100**

Property Type - 2-4F	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
2-4 Family	87	4,881,616.50	56,110.53	100	8.93	168	693	14.76	90.55	37.9	31.25	100	20.75
Total:	**87**	**4,881,616.50**	**56,110.53**	**100**	**8.93**	**168**	**693**	**14.76**	**90.55**	**37.9**	**31.25**	**100**	**20.75**

HEMT HOME EQUITY TRUST 2005-4

Debt to Income Ratio	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 39.99	1,617	68,399,518.31	42,300.26	53.98	8.71	169	697	15.6	91.86	31.4	42.93	99.96	32.77
40.00 - 44.99	569	28,345,664.07	49,816.63	22.37	8.96	169	688	17.18	93.76	42.6	47.43	100	27.22
45.00 - 49.99	498	25,672,285.34	51,550.77	20.26	9.01	169	677	17.62	93.67	47.8	67.84	100	29.87
50.00 - 54.99	89	4,163,319.71	46,778.87	3.29	8.67	174	672	15.46	84.13	52.4	81.16	100	56.71
55.00 >=	1	133,321.74	133,321.74	0.11	6.38	167	692	25.47	72.88	55	100	100	100
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

Prepay Penalty Period	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
0	1,677	79,811,697.15	47,591.95	62.99	8.75	169	692	16.75	91.72	38.3	52.35	99.97	34.48
12	44	2,234,308.67	50,779.74	1.76	9.12	167	672	14.16	92.31	36	38.79	100	25.22
24	64	3,171,199.64	49,549.99	2.5	9.51	168	670	18.61	94.51	42.3	57.94	100	13.78
36	989	41,496,903.71	41,958.45	32.75	8.89	169	690	15.58	93.49	37.1	46.4	100	28.38
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

Jr Ratio	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	WFICO	OLTV	CLTV	DTI	% of Full Doc	% Primary Owner	% Cashout
<= 40.00	2,690	119,810,420.48	44,539.19	94.55	8.87	169	690	15.68	93.46	38	48.79	99.98	28.31
40.01 - 45.00	18	1,104,245.28	61,346.96	0.87	8.41	197	675	24.37	82.2	39.3	76.13	100	96.05
45.01 - 50.00	14	1,176,637.14	84,045.51	0.93	7.65	176	713	24.22	75.33	39.1	82.33	100	94.82
50.01 - 55.00	11	1,122,429.79	102,039.07	0.89	8.66	167	674	27.73	79.89	37.9	71.2	100	91.15
55.01 - 60.00	4	290,542.67	72,635.67	0.23	8.62	167	704	26.99	73.02	37.2	54.13	100	100
60.01 - 65.00	4	444,269.76	111,067.44	0.35	7.38	167	690	27.61	72.18	50.6	100	100	100
65.01 - 70.00	5	472,930.41	94,586.08	0.37	8.19	169	678	36.36	89.67	39.2	79.2	100	79.2
70.01 - 75.00	5	570,341.15	114,068.23	0.45	7.86	168	710	30.41	72.14	33.7	100	100	100
75.01 - 80.00	2	180,691.16	90,345.58	0.14	7.09	169	723	30.63	70.96	23.7	25.06	100	100
80.01 - 85.00	3	277,826.95	92,608.98	0.22	8.07	169	702	32.18	71.26	42.1	55.27	100	100
85.01 - 90.00	3	177,261.42	59,087.14	0.14	7.47	169	728	28.54	61.19	26	85.6	100	100
95.01 >=	15	1,086,512.96	72,434.20	0.86	7.73	176	726	31.29	54.5	33.6	71.66	100	79.02
Total:	**2,774**	**126,714,109.17**	**45,679.20**	**100**	**8.82**	**169**	**690**	**16.37**	**92.38**	**37.9**	**50.3**	**99.98**	**31.8**

DERIVED INFORMATION [09/07/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-4

Price	5 CPR, Call (Y)	10 CPR, Call (Y)	15 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)

Class A-11 Wal Table

WAL for Princ Pmts	3.47	1.89	1.28	0.97	0.77
Principal Window Begin	1	1	1	1	1
Principal Window End	95	52	35	26	20

Class A-12 Wal Table

WAL for Princ Pmts	9.79	5.44	3.66	2.71	2.11
Principal Window Begin	95	52	35	26	20
Principal Window End	152	86	58	43	31

DERIVED INFORMATION [09/07/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-4

Assumptions:

Advance	100%
Recovery Lag	3 months
Severity	100%
StepDown	Per Model
Optional Redemption	See below

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

Optional Redemption To Maturity

Class	Prepay	Libor	Breakeven CDR	WAL	Collateral Cum Loss	Price	Yield (%)
M-1	100 ppc	Fwd	15.0	6.1	181,182,679.79 (28.31%)	100.00	5.59
M-1	30 cpr	Fwd	13.8	7.0	185,755,393.84 (29.02%)	100.00	5.60
M-1	40 cpr	Fwd	17.3	5.1	172,888,670.28 (27.01%)	100.00	5.58
M-1	45 cpr	Fwd	19.3	4.5	169,026,226.42 (26.41%)	100.00	5.58
M-1	50 cpr	Fwd	21.3	3.9	165,039,843.50 (25.79%)	100.00	5.57
M-1	55 cpr	Fwd	23.5	3.4	162,019,329.63 (25.32%)	100.00	5.55
M-1	60 cpr	Fwd	25.8	3.0	159,045,774.95 (24.85%)	100.00	5.53
M-2	100 ppc	Fwd	11.8	6.6	149,397,101.83 (23.34%)	100.00	5.65
M-2	30 cpr	Fwd	10.9	7.7	154,458,852.82 (24.13%)	100.00	5.66
M-2	40 cpr	Fwd	13.5	5.6	141,202,283.61 (22.06%)	100.00	5.66
M-2	45 cpr	Fwd	14.9	4.8	136,308,711.20 (21.30%)	100.00	5.64
M-2	50 cpr	Fwd	16.4	4.2	132,269,421.04 (20.67%)	100.00	5.63
M-2	55 cpr	Fwd	18.0	3.6	128,754,531.86 (20.12%)	100.00	5.62
M-2	60 cpr	Fwd	19.8	3.2	126,074,844.39 (19.70%)	100.00	5.60

Optional Redemption To Call

Class	Prepay	Libor	Breakeven CDR	WAL	Collateral Cum Loss ($)	Price	Yield (%)
M-1	100 ppc	Fwd	16.8	3.8	197,819,024.88 (30.91%)	100.00	5.40
M-1	30 cpr	Fwd	15.5	4.4	202,690,743.62 (31.67%)	100.00	5.42
M-1	40 cpr	Fwd	19.7	3.2	191,508,390.92 (29.92%)	100.00	5.38
M-1	45 cpr	Fwd	21.9	2.7	187,108,056.25 (29.24%)	100.00	5.37
M-1	50 cpr	Fwd	24.3	2.4	183,902,642.66 (28.73%)	100.00	5.35
M-1	55 cpr	Fwd	26.7	2.2	180,339,318.76 (28.18%)	100.00	5.33
M-1	60 cpr	Fwd	29.4	1.9	177,904,560.63 (27.80%)	100.00	5.31
M-2	100 ppc	Fwd	13.1	4.1	162,670,352.55 (25.42%)	100.00	5.46
M-2	30 cpr	Fwd	12.1	4.7	167,799,944.16 (26.22%)	100.00	5.47
M-2	40 cpr	Fwd	15.1	3.4	154,892,831.12 (24.20%)	100.00	5.44
M-2	45 cpr	Fwd	16.7	3.0	150,033,332.37 (23.44%)	100.00	5.43
M-2	50 cpr	Fwd	18.6	2.6	147,300,094.36 (23.02%)	100.00	5.41
M-2	55 cpr	Fwd	20.3	2.3	142,953,700.12 (22.34%)	100.00	5.39
M-2	60 cpr	Fwd	22.6	2.0	141,713,803.43 (22.14%)	100.00	5.36

Credit Suisse First Boston

CSFB HEMT 2005-4

2,157 records
Balance: 77,347,929

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
AK	13	619,859.53	0.80	678	100.00	10.08	100.00
AL	21	606,436.88	0.78	650	98.12	10.24	100.00
AR	15	395,257.45	0.51	687	96.42	8.55	100.00
CT	105	4,931,720.20	6.38	678	95.22	9.53	99.74
DC	30	1,622,038.71	2.10	660	95.99	9.70	96.65
DE	32	1,136,308.85	1.47	685	97.79	10.34	94.19
HI	90	7,441,947.24	9.62	683	96.51	10.13	89.23
IA	54	1,432,561.49	1.85	661	99.26	10.17	100.00
ID	56	1,557,699.44	2.01	654	96.29	10.16	93.45
IN	77	2,041,910.34	2.64	660	96.59	9.63	100.00
KS	21	552,584.92	0.71	658	98.12	9.87	100.00
KY	32	920,701.41	1.19	653	98.99	9.69	100.00
LA	40	1,247,657.84	1.61	685	97.10	9.19	95.31
ME	16	604,225.41	0.78	693	99.14	10.14	86.52
MI	193	6,252,199.76	8.08	661	96.80	9.44	99.33
MO	89	2,625,163.40	3.39	665	97.87	9.60	99.62
MS	12	339,775.44	0.44	639	100.00	10.21	100.00
MT	19	575,878.88	0.74	688	96.39	9.11	100.00
NC	155	4,958,148.86	6.41	662	97.28	9.74	92.15
ND	6	196,007.79	0.25	667	96.98	9.50	100.00
NE	24	696,536.28	0.90	660	98.51	10.65	100.00
NH	36	1,462,222.00	1.89	659	98.03	9.96	94.89
NM	35	1,194,148.82	1.54	654	99.16	10.42	98.86
OH	208	5,879,702.83	7.60	689	98.31	8.68	99.01
OK	36	1,123,166.89	1.45	673	95.57	10.02	96.00
OR	118	4,802,432.63	6.21	671	96.94	9.71	99.46
PA	195	6,829,304.96	8.83	675	96.24	10.12	97.45
RI	43	1,898,540.87	2.45	672	96.99	10.29	92.62
SC	104	3,249,112.91	4.20	677	96.57	10.36	80.80
SD	6	278,417.78	0.36	681	95.09	10.11	70.44
TN	45	1,317,758.66	1.70	666	97.69	9.15	100.00
UT	94	4,009,748.49	5.18	664	98.07	10.02	94.97
VT	6	323,552.43	0.42	694	93.26	8.68	100.00
WI	111	3,480,446.40	4.50	667	98.60	9.59	99.48
WV	8	365,642.24	0.47	684	91.83	8.57	100.00
WY	12	379,111.03	0.49	661	99.28	10.01	100.00
Total:	2,157	77,347,929.06	100.00	671	97.13	9.76	96.02

Disclaimer: The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may [redacted]

Portfolio Summary
No of Loans: 567
Total Scheduled Balance: 32,461,872.77
Avg Scheduled Balance: 57,251.98
Minimum Scheduled Balance: 10,953.81
Maximum Scheduled Balance: 397,841.71
WAC: 6.902
Minimum Current Rate: 4.250
Maximum Current Rate: 11.875
WAM: 342
WA Orig Term: 355
Wgt Avg Combined LTV: 88.20
Minimum Combined LTV: 20.83
Maximum Combined LTV: 100.00
% in California: 21.18
% Prepay Penalties: 0.09
% Balloons: 2.19
FICO: 727
Age: 13
Max Maturity: 20350501
Min Maturity: 20181001
Max First Pay Date: 20050601
Min First Pay Date: 20011201
% 2nd Lien: 100.00
% IO LOANS: 0.00

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	60	1,211,475.38	3.73	723	97.02	7.53	94.23
25,000.01 - 50,000.00	289	10,347,041.44	31.87	722	97.04	7.54	96.57
50,000.01 - 75,000.00	112	6,660,045.59	20.52	716	95.13	7.58	98.07
75,000.01 - 100,000.00	48	4,172,140.97	12.85	737	90.70	7.11	97.72
100,000.01 - 125,000.00	19	2,073,256.44	6.39	732	79.92	6.29	93.99
125,000.01 - 150,000.00	14	1,861,439.38	5.73	738	76.41	5.72	100.00
150,000.01 - 175,000.00	3	471,639.05	1.45	760	85.84	6.21	100.00
175,000.01 - 200,000.00	5	930,608.38	2.87	753	59.06	5.13	100.00
200,000.01 - 225,000.00	2	415,825.61	1.28	696	69.20	5.08	100.00
225,000.01 - 250,000.00	4	948,800.94	2.92	738	77.37	5.32	100.00
250,000.01 - 275,000.00	3	801,104.66	2.47	717	70.23	5.60	66.60
275,000.01 - 300,000.00	1	278,620.29	0.86	729	74.17	4.25	100.00
300,000.01 - 325,000.00	6	1,892,032.93	5.83	738	60.88	5.44	83.52
375,000.01 - 400,000.00	1	397,841.71	1.23	772	80.00	5.63	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Avg: 57,913.60
Min: 11,000.00
Max: 400,000.00

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	66	1,360,590.56	4.19	725	97.34	7.54	94.86
25,000.01 - 50,000.00	283	10,197,926.26	31.42	722	97.00	7.54	96.52
50,000.01 - 75,000.00	114	6,808,671.64	20.97	716	94.70	7.55	98.12
75,000.01 - 100,000.00	48	4,223,329.72	13.01	738	91.43	7.18	97.75
100,000.01 - 125,000.00	20	2,244,857.05	6.92	728	79.70	6.15	94.45
125,000.01 - 150,000.00	12	1,639,563.37	5.05	746	76.23	5.72	100.00
150,000.01 - 175,000.00	3	495,722.47	1.53	753	76.36	5.34	100.00
175,000.01 - 200,000.00	5	954,306.97	2.94	745	61.23	5.12	100.00
200,000.01 - 225,000.00	2	441,857.30	1.36	732	69.84	5.25	100.00
225,000.01 - 250,000.00	2	471,564.28	1.45	745	79.96	5.59	100.00
250,000.01 - 275,000.00	4	1,054,988.22	3.25	711	70.23	5.45	74.63
275,000.01 - 300,000.00	1	278,620.29	0.86	729	74.17	4.25	100.00
300,000.01 - 325,000.00	5	1,565,133.90	4.82	729	59.95	5.43	80.08
325,000.01 - 350,000.00	1	326,899.03	1.01	780	65.33	5.50	100.00
375,000.01 - 400,000.00	1	397,841.71	1.23	772	80.00	5.63	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Avg: 57,251.98
Min: 10,953.81
Max: 397,841.71

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
601 - 625	14	712,044.67	2.19	619	84.21	7.60	100.00
626 - 650	21	1,289,347.43	3.97	643	87.83	7.92	72.10
651 - 675	45	2,434,785.70	7.50	664	92.08	7.40	100.00
676 - 700	86	4,626,864.80	14.25	688	92.04	7.20	98.95
701 - 725	103	4,870,644.56	15.00	713	94.34	7.30	99.05
726 - 750	118	7,200,511.72	22.18	738	87.78	6.65	94.08
751 - 775	115	6,812,034.33	20.98	763	86.81	6.64	93.94
776 - 800	59	4,124,359.38	12.71	786	78.36	6.28	98.58
801 - 825	6	391,280.18	1.21	810	86.18	6.45	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Wgt Avg: 727.
Min: 603.
Max: 816.

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	9	766,469.85	2.36	716	67.04	5.54	100.00
181 - 240	2	309,085.66	0.95	742	68.14	5.17	100.00
241 - 300	1	31,560.30	0.10	773	76.77	5.75	100.00
301 - 360	555	31,354,756.96	96.59	728	88.92	6.95	95.69
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Wgt Avg: 355
Min: 180
Max: 360

Remaining Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	9	766,469.85	2.36	716	67.04	5.54	100.00
181 - 240	2	309,085.66	0.95	742	68.14	5.17	100.00
241 - 300	1	31,560.30	0.10	773	76.77	5.75	100.00
301 - 360	555	31,354,756.96	96.59	728	88.92	6.95	95.69
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Wgt Avg: 342
Min: 157
Max: 356

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	35	1,792,238.12	5.52	716	94.26	8.13	79.08
Condo	120	5,014,770.87	15.45	725	94.19	7.27	95.87
PUD	102	6,621,417.31	20.40	723	88.80	7.20	100.00
Single Family Residence	310	19,033,446.47	58.63	731	85.84	6.59	95.95
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Investment	13	561,176.81	1.73	728	92.83	8.39	0.00
Primary	548	31,109,521.94	95.83	728	88.55	6.91	100.00
Secondary	6	791,174.02	2.44	715	71.03	5.61	0.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	497	24,729,134.07	76.18	727	94.97	7.36	97.51
Refinance - Cash Out	43	5,740,377.54	17.68	728	66.51	5.38	87.67
Refinance - Rate/Term	27	1,992,361.16	6.14	732	66.70	5.64	98.50
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	9	992,111.68	3.06	744	41.46	5.32	100.00
50.01 - 60.00	15	2,400,823.54	7.40	747	55.46	5.39	84.57
60.01 - 70.00	15	1,760,074.27	5.42	739	64.80	5.19	100.00
70.01 - 80.00	39	4,922,971.86	15.17	738	77.04	5.26	97.77
80.01 - 90.00	33	1,743,297.10	5.37	740	89.59	7.05	70.66
90.01 - 95.00	90	4,757,099.08	14.65	722	94.92	8.03	92.42
95.01 - 100.00	366	15,885,495.24	48.94	719	99.95	7.58	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Wgt Avg: 88.20
Min: 20.83
Max: 100.00

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Massachusetts	120	8,757,164.73	26.98	715	82.37	6.64	90.89
California	78	6,875,283.57	21.18	744	74.57	6.45	97.20
Nevada	50	2,690,570.87	8.29	715	99.45	7.70	100.00
Ohio	86	2,592,117.54	7.99	733	99.84	7.23	100.00
Colorado	18	1,405,982.77	4.33	761	77.78	5.56	96.34
Florida	27	1,207,669.29	3.72	709	98.16	8.17	96.41
Michigan	29	1,108,902.05	3.42	726	95.83	6.71	100.00
Maryland	16	997,100.13	3.07	710	99.72	7.60	100.00
New York	13	786,597.89	2.42	745	100.00	7.22	100.00
Illinois	13	783,752.39	2.41	729	100.00	7.16	100.00
Virginia	15	769,588.17	2.37	726	97.75	7.96	100.00
Wisconsin	14	555,655.07	1.71	734	99.64	7.31	100.00
North Carolina	5	514,454.12	1.58	746	93.00	6.16	47.98
Georgia	9	425,598.63	1.31	718	99.41	7.08	100.00
Arizona	7	377,981.24	1.16	699	97.04	7.73	100.00
Other	67	2,613,454.31	8.05	724	97.43	7.17	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	567	32,461,872.77	100.00	727	88.20	6.90	95.83
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
4.001 - 4.500	9	1,157,503.83	3.57	743	64.49	4.36	94.93
4.501 - 5.000	21	2,833,893.07	8.73	729	68.88	4.88	100.00
5.001 - 5.500	27	3,456,259.05	10.65	751	66.58	5.38	92.26
5.501 - 6.000	17	1,966,678.87	6.06	727	68.18	5.67	78.57
6.001 - 6.500	106	5,477,876.03	16.87	735	92.58	6.37	100.00
6.501 - 7.000	16	773,613.37	2.38	766	97.35	6.85	100.00
7.001 - 7.500	101	4,293,126.77	13.23	728	99.40	7.37	100.00
7.501 - 8.000	117	5,022,093.87	15.47	732	97.18	7.85	98.05
8.001 - 8.500	82	4,206,961.72	12.96	714	97.08	8.16	93.75
8.501 - 9.000	37	1,904,746.61	5.87	693	98.28	8.81	88.32
9.001 - 9.500	23	935,216.26	2.88	670	99.43	9.26	97.69
9.501 - 10.000	10	360,186.99	1.11	683	99.36	9.86	100.00
11.501 - 12.000	1	73,716.33	0.23	622	100.00	11.88	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Wgt Avg: 6.902
Min: 4.250
Max: 11.875

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	567	32,461,872.77	100.00	727	88.20	6.90	95.83
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Interest Only Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	567	32,461,872.77	100.00	727	88.20	6.90	95.83
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	566	32,433,241.81	99.91	727	88.19	6.90	95.83
7 - 12	1	28,630.96	0.09	756	100.00	6.38	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Lien Position	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2	567	32,461,872.77	100.00	727	88.20	6.90	95.83
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Balloon	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	564	31,750,312.44	97.81	727	88.62	6.94	95.74
Y	3	711,560.33	2.19	741	69.46	5.21	100.00
Total:	567	32,461,872.77	100.00	727	88.20	6.90	95.83

Portfolio Summary
No of Loans: 2774
Total Scheduled Balance: 126,714,109.17
Avg Scheduled Balance: 45,679.20
Minimum Scheduled Balance: 7,732.28
Maximum Scheduled Balance: 209,791.90
WAC: 8.819
Minimum Current Rate: 5.625
Maximum Current Rate: 12.990
WAM: 169
WA Orig Term: 182
Wgt Avg Combined LTV: 92.38
Minimum Combined LTV: 20.10
Maximum Combined LTV: 100.00
% in California: 45.38
% Prepay Penalties: 37.01
% Balloons: 89.93
FICO: 690
Age: 13
Max Maturity: 20340801
Min Maturity: 20171001
Max First Pay Date: 20050201
Min First Pay Date: 20021101
% 2nd Lien: 100.00
% IO LOANS: 0.00

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	531	10,202,978.75	8.05	683	90.29	9.13	99.76
25,000.01 - 50,000.00	1,309	47,830,406.00	37.75	689	92.64	8.92	100.00
50,000.01 - 75,000.00	582	35,183,956.70	27.77	691	93.51	8.79	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	12	1,678,036.76	1.32	705	85.01	7.98	100.00
150,000.01 - 175,000.00	7	1,148,049.47	0.91	720	74.75	7.48	100.00
175,000.01 - 200,000.00	1	187,046.12	0.15	600	89.96	10.00	100.00
200,000.01 - 225,000.00	2	404,493.97	0.32	751	73.03	6.20	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Avg: 46,175.46
Min: 10,000.00
Max: 218,700.00

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	538	10,376,475.39	8.19	683	90.35	9.12	99.77
25,000.01 - 50,000.00	1,310	48,050,907.05	37.92	689	92.63	8.91	100.00
50,000.01 - 75,000.00	574	34,789,959.01	27.46	690	93.53	8.81	100.00
75,000.01 - 100,000.00	278	24,218,705.77	19.11	693	93.53	8.73	100.00
100,000.01 - 125,000.00	52	5,860,435.63	4.62	688	89.29	8.61	100.00
125,000.01 - 150,000.00	13	1,827,804.11	1.44	713	84.36	7.85	100.00
150,000.01 - 175,000.00	6	998,282.12	0.79	708	74.40	7.63	100.00
175,000.01 - 200,000.00	2	381,748.19	0.30	711	77.49	7.90	100.00
200,000.01 - 225,000.00	1	209,791.90	0.17	689	80.00	6.50	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Avg: 45,679.20
Min: 7,732.28
Max: 209,791.90

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1	19,279.61	0.02	0	89.95	10.25	100.00
1 - 550	108	4,514,368.32	3.56	508	92.44	9.86	100.00
551 - 575	60	2,757,120.89	2.18	563	92.71	9.87	100.00
576 - 600	71	2,995,112.01	2.36	590	88.44	9.70	100.00
601 - 625	148	6,984,853.91	5.51	615	91.16	9.60	100.00
626 - 650	250	10,964,168.62	8.65	639	91.27	9.37	100.00
651 - 675	409	17,798,584.67	14.05	664	92.05	9.19	100.00
676 - 700	497	23,131,079.84	18.25	688	92.57	8.83	100.00
701 - 725	410	19,695,186.52	15.54	713	92.95	8.61	99.88
726 - 750	336	15,657,788.73	12.36	737	93.95	8.39	100.00
751 - 775	272	12,069,173.28	9.52	762	92.87	8.16	100.00
776 - 800	169	7,868,054.43	6.21	787	93.80	7.96	100.00
801 - 825	43	2,259,338.34	1.78	808	83.41	7.42	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Wgt Avg: 690.
Min: 426.
Max: 818.

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Wgt Avg: 182
Min: 180
Max: 360

Remaining Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
121 - 180	2,725	124,830,980.80	98.51	690	92.69	8.83	99.98
181 - 240	25	795,243.17	0.63	682	70.13	8.27	100.00
301 - 360	24	1,087,885.20	0.86	706	73.50	8.49	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Wgt Avg: 169
Min: 145
Max: 347

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2-4 Family	87	4,881,616.50	3.85	693	90.55	8.93	100.00
Condo	316	13,245,930.96	10.45	701	95.03	8.88	99.82
PUD	529	25,097,335.77	19.81	691	94.06	8.87	100.00
Row House	1	47,254.75	0.04	691	100.00	9.50	100.00
Single Family Residence	1,807	82,207,825.92	64.88	689	91.51	8.78	100.00
Town House	34	1,234,145.27	0.97	640	94.82	9.23	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Primary	2,773	126,689,942.25	99.98	690	92.38	8.82	100.00
Secondary	1	24,166.92	0.02	719	90.00	7.38	0.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	1,763	83,655,915.75	66.02	695	96.18	8.85	99.97
Refinance - Cash Out	928	40,295,522.48	31.80	680	84.65	8.78	100.00
Refinance - Rate/Term	83	2,762,670.94	2.18	686	90.16	8.53	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 50.00	28	1,096,565.58	0.87	683	37.73	8.49	100.00
50.01 - 60.00	27	1,279,095.40	1.01	715	56.78	7.70	100.00
60.01 - 70.00	60	3,237,416.05	2.55	692	66.27	7.80	100.00
70.01 - 80.00	137	7,732,860.12	6.10	680	76.49	8.16	100.00
80.01 - 90.00	712	28,433,183.00	22.44	686	88.81	8.69	99.92
90.01 - 95.00	849	39,602,194.50	31.25	685	94.56	8.82	100.00
95.01 - 100.00	961	45,332,794.52	35.78	698	99.61	9.13	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Wgt Avg: 92.38
Min: 20.10
Max: 100.00

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,045	57,508,792.08	45.38	697	91.13	8.64	99.96
New York	132	7,402,067.71	5.84	678	89.94	8.58	100.00
Florida	173	6,656,873.13	5.25	674	93.24	9.16	100.00
Virginia	117	5,232,974.70	4.13	691	95.91	8.86	100.00
Colorado	138	5,200,212.00	4.10	697	94.21	8.96	100.00
Maryland	95	4,830,428.94	3.81	690	93.79	8.96	100.00
Texas	119	4,421,504.58	3.49	710	97.63	8.85	100.00
Washington	96	3,785,466.73	2.99	690	94.97	9.19	100.00
Illinois	95	3,354,602.59	2.65	663	92.40	9.24	100.00
New Jersey	71	2,968,540.80	2.34	673	87.63	9.07	100.00
Arizona	70	2,699,718.76	2.13	699	94.48	8.73	100.00
Nevada	55	2,666,183.52	2.10	704	94.67	8.93	100.00
Georgia	71	2,603,811.85	2.05	654	96.41	9.29	100.00
Minnesota	50	1,793,650.27	1.42	681	95.12	9.14	100.00
Massachusetts	33	1,758,295.14	1.39	697	93.90	8.56	100.00
Other	414	13,830,986.37	10.92	680	92.42	9.05	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	1,411	63,738,584.53	50.30	691	91.72	8.65	99.96
Reduced	1,363	62,975,524.64	49.70	689	93.04	8.99	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

THE CARLISLE GROUP

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	5	411,345.26	0.32	789	80.53	5.84	100.00
6.001 - 6.500	42	2,956,510.06	2.33	744	71.52	6.37	100.00
6.501 - 7.000	87	4,882,619.07	3.85	744	83.98	6.85	100.00
7.001 - 7.500	180	8,942,908.13	7.06	728	89.10	7.36	99.73
7.501 - 8.000	344	15,612,881.01	12.32	721	92.12	7.84	100.00
8.001 - 8.500	439	20,140,741.18	15.89	704	93.50	8.33	100.00
8.501 - 9.000	499	22,823,971.19	18.01	693	94.33	8.81	100.00
9.001 - 9.500	410	18,859,862.13	14.88	676	94.28	9.32	100.00
9.501 - 10.000	347	14,787,111.48	11.67	658	94.80	9.81	100.00
10.001 - 10.500	203	8,409,448.04	6.64	646	92.86	10.32	100.00
10.501 - 11.000	129	5,709,785.26	4.51	636	91.39	10.79	100.00
11.001 - 11.500	58	2,129,379.38	1.68	617	94.15	11.26	100.00
11.501 - 12.000	25	910,710.82	0.72	627	93.16	11.76	100.00
12.001 - 12.500	5	119,717.94	0.09	641	87.69	12.35	100.00
12.501 - 13.000	1	17,118.22	0.01	582	80.35	12.99	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Wgt Avg: 8.819
Min: 5.625
Max: 12.990

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Interest Only Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1,677	79,811,697.15	62.99	692	91.72	8.75	99.97
7 - 12	44	2,234,308.67	1.76	672	92.31	9.12	100.00
13 - 24	64	3,171,199.64	2.50	670	94.51	9.51	100.00
25 - 36	989	41,496,903.71	32.75	690	93.49	8.89	100.00
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Lien Position	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

Balloon	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
N	306	12,766,089.82	10.07	692	80.45	8.17	100.00
Y	2,468	113,948,019.35	89.93	690	93.71	8.89	99.98
Total:	2,774	126,714,109.17	100.00	690	92.38	8.82	99.98

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2005-4

DERIVED INFORMATION [09/06/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-4 M-7 Breakeven Table

Assumptions:

100 PPC
100% Severity
12 month Lag
100% advance

	Fwd	Fwd+100
WAL	9.26	9.56
CDR	6.7	6.5
Cum Loss	14.26%	13.88%

DERIVED INFORMATION [08/31/05]

HEMT Series 2005-4
[$628,480,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the certificates should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the certificates discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB trading desk or from the Commission's website.

There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

HEMT 2005-4 Class A-2 Yield Table

Balance	$119,940,000.00	Delay	24
Coupon	4.9	Dated	9/1/2005
Settle	9/29/2005	First Payment	10/25/2005

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield
100.00	4.899	4.873	4.801	4.713	4.611
WAL for Princ Pmts	7.97	4.96	2.37	1.46	1.01
Principal Window Begin	12/25/2009	3/25/2008	7/25/2007	11/25/2006	7/25/2006
Principal Window End	1/25/2017	2/25/2013	9/25/2008	7/25/2007	12/25/2006

** Yield is based on the bond priced at 100-00. Coupon and price could change subject to market level.

Credit Suisse First Boston
CSFB HEMT 2005-4

12,359 records
Balance: 638,750,344

Seller Table	Total	Percent
NC Cap Corp	130,886,481.50	20.49
Indy Mac Bank, FSB	126,714,109.17	19.84
Fremont Investment & Loan	109,960,652.48	17.21
CSFB CONDUIT	102,319,005.80	16.02
Ohio Savings Bank, FSB	32,461,872.77	5.08
Other	136,408,222.73	21.36
Total:	638,750,344.45	100.00

Disclaimer: The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for Second Liens

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
0 – 500	1,834,965.02	0.29%	> 85.0	$ 1,695,917.40	0.27%	45,835.61	10.13	94.93	39.23	477	0	83.01	100	46.18	27.64
500.01 – 550	2,792,689.40	0.44%	> 85.0	$ 2,385,760.45	0.37%	37,277.51	9.82	94.25	39.54	527	0	89.53	100	52.2	44.03
550.01 – 575	4,267,717.29	0.67%	> 85.0	$ 3,902,314.70	0.61%	20,756.99	10.64	95.52	41.25	563	0	80.38	99.49	59.49	22.19
575.01 – 600	37,172,932.77	5.82%	> 85.0	$ 36,110,677.66	5.65%	41,843.20	10.93	99.2	41.95	590	0	87.94	99.75	92.85	26.05
600.01 – 620	42,932,440.21	6.72%	> 90.0	$ 39,083,352.70	6.12%	45,235.36	10.52	99.52	41.44	611	0	88.38	99.74	86	20
620.01 – 650	118,109,886.06	18.49%	> 90.0	$ 103,313,594.87	16.17%	51,425.38	10.35	99.39	41.79	636	0.23	84.77	99.52	49.31	18.03
650.01 – 680	135,611,052.32	21.23%	> 95.0	$ 94,234,924.71	14.75%	56,733.85	9.98	99.94	41.05	666	0.19	82.97	99.79	36.23	13.77
680.01 – 700	85,474,295.49	13.38%	> 95.0	$ 55,895,977.68	8.75%	57,447.05	9.64	99.91	41.1	690	0.72	83.14	99.37	32.18	7.67
700.01 – 750	139,259,271.06	21.80%	> 95.0	$ 85,120,735.64	13.33%	58,142.58	9.37	99.88	39.98	723	0.91	80.93	99.11	32.65	6.85
750.01 – 800	66,833,854.26	10.46%	> 95.0	$ 34,148,501.20	5.35%	55,167.21	8.99	99.87	38.16	769	1.11	80	99.14	40.96	2.79
800 +	4,461,240.57	0.70%	> 95.0	$ 1,920,330.72	0.30%	53,342.52	9.09	99.62	38.28	805	0	83.36	100	47.89	6.6
TOTAL POOL	**$ 638,750,344.45**	**100.00%**		**$ 457,812,087.73**	**71.67%**	**52,154.49**	**9.96**	**99.61**	**40.92**	**668**	**0.43**	**83.66**	**99.5**	**47.46**	**13.63**

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 20.00	$ 60,603,364.02	9.49%	< 640	$ 6,159,689.22	0.96%	51,762.09	10.54	90.77	15.81	615	0	85.23	94.36	35.51	40.28
20.01 – 25.00	$ 20,048,371.60	3.14%	< 640	$ 3,515,844.09	0.55%	37,008.89	10.32	96.02	23.14	605	0	95.88	98.4	62.11	33.8
25.01 – 30.00	$ 40,897,129.93	6.40%	< 650	$ 9,724,141.79	1.52%	38,587.86	10.28	96.22	27.85	616	0	87.53	99.14	62.39	25.61
30.01 – 35.00	$ 67,299,624.45	10.54%	< 660	$ 21,444,117.79	3.36%	42,129.90	10.34	96.39	32.76	622	0	86.13	99.09	60.98	22.1
35.01 – 40.00	$ 112,085,114.32	17.55%	< 670	$ 47,553,819.65	7.44%	46,439.28	10.35	97.59	37.8	630	0.2	84.89	99.19	51.5	22.11
40.01 – 45.00	$ 161,322,169.90	25.26%	< 680	$ 87,103,304.31	13.64%	50,407.00	10.26	97.88	42.71	639	0.14	84.23	98.82	46.96	20.78
45.01 – 50.00	$ 166,905,835.52	26.13%	< 690	$ 122,756,309.49	19.22%	52,730.37	10.15	98.45	47.87	638	0.14	84.68	99.23	59.61	22.21
50.01 – 55.00	$ 8,351,324.30	1.31%	< 700	$ 5,912,824.32	0.93%	42,846.55	9.47	92.28	52.17	641	0	84.76	97.09	74.08	40.04
> 55.00	$ 1,237,410.41	0.19%	< 700	$ 490,023.09	0.08%	54,447.01	7.97	89.43	58.55	661	0	85.57	100	70.66	45.04
TOTAL POOL	**$ 638,750,344.45**	**100.00%**		**$ 304,170,050.66**	**47.62%**	**49,122.88**	**10.22**	**97.62**	**42.6**	**634**	**0.13**	**84.92**	**98.95**	**54.75**	**22.77**

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 70.00	$ 12,967,804.15	2.03%	> 50	$ 1,235,725.76	0.19%	56,169.35	6.80	56.32	54.22	708	0	84.56	100	89.97	100
70.01 – 80.00	$ 23,596,604.13	3.69%	> 50	$ 859,918.91	0.13%	61,422.78	8.20	75.65	53.59	667	0	71.33	95.33	100	83.79
80.01 – 85.00	$ 8,516,257.45	1.33%	> 50	$ 203,106.79	0.03%	67,702.26	7.06	84.19	52.06	675	0	100	100	100	65.99
85.00 – 90.00	$ 66,344,412.88	10.39%	> 50	$ 1,022,058.48	0.16%	36,502.09	7.99	88.96	52.46	705	0	89.02	64.84	77.27	56.9
90.01 – 95.00	$ 92,731,980.60	14.52%	> 50	$ 2,332,693.23	0.37%	37,026.88	9.09	94.76	52.99	668	0	81.32	91.32	74.7	27.82
95.01 – 100.00	$ 434,593,285.24	68.04%	> 50	$ 3,935,231.54	0.62%	53,178.80	9.32	99.78	52.56	667	0	81.93	97.84	73.1	18.33
100.01 – 105.00	$ -	0.00%	> 50	0	0.00%	-	-	0	0	0	0	0	0	0	0
105.01 - 110.00	$ -	0.00%	> 50	0	0.00%	-	-	0	0	0	0	0	0	0	0
110+	$ -	0.00%	> 50	0	0.00%	-	-	0	0	0	0	0	0	0	0
TOTAL POOL	**$ 638,750,344.45**	**100.00%**		**$ 9,588,734.71**	**1.50%**	**47,003.60**	**8.65**	**89.31**	**52.95**	**677**	**0**	**82.3**	**92.84**	**79.09**	**42.15**

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance			WA Loan	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
		Amount	%[2]	Balance									
California	$	239,201,925.01	45.73%	73,759	9.50	N/A	682	95.39	40.43	82.03	96.88	19.14	37.44
Florida	$	44,502,913.67	8.51%	41,130	10.06	N/A	671	96.99	39.08	81.49	91.94	17.51	45.51
New York	$	36,956,388.11	7.06%	65,526	9.47	N/A	688	93.76	41.52	56.62	95.5	21.62	30.81
Nevada	$	28,611,750.65	5.47%	54,395	9.79	N/A	689	97.81	38.87	94.79	88.32	10.11	40.25
Arizona	$	25,861,280.40	4.94%	40,726	10.00	N/A	679	97.23	38.27	96.28	88.7	18.15	50.83
New Jersey	$	24,553,921.77	4.69%	51,476	10.14	N/A	682	95.81	40.25	60.85	92.61	19.75	31.93
Massachusetts	$	23,186,927.96	4.43%	62,837	8.78	N/A	688	91.77	40.39	62.78	95.53	24.42	61.5
Virginia	$	22,094,681.89	4.22%	52,985	9.91	N/A	681	97.69	40.09	88.76	97.41	16.41	36.82
Colorado	$	20,967,518.24	4.01%	43,774	9.41	N/A	672	95.51	39.5	93.8	98.32	35.99	60.71
Maryland	$	20,355,604.94	3.89%	51,533	9.97	N/A	671	97.57	40.52	90.48	98.43	20.06	43.27
Illinois	$	18,618,562.54	3.56%	39,115	10.10	N/A	664	98.02	40.08	71.6	97.6	22.58	53.63
Washington	$	18,189,933.63	3.48%	46,167	9.86	N/A	671	98.21	40.5	90.24	97.48	24.04	57.24
TOTAL	**$**	**523,101,408.81**	**100.00%**	**51,683.01**	**9.67**	**N/A**	**678**	**96.18**	**39.96**	**82.34**	**95.54**	**20.09**	**44.42**

Top 10 Originators

Originator	%
CSFB U/W Guidelines	21.26
NC Cap Corp	20.49
Indy Mac Bank, FSB	19.84
Fremont Investment & Loan	17.21
Ohio Savings Bank, FSB	5.08
Finance America, LLC	4.52
Decision One Mortgage Company, LLC	3.83
Alliance Bancorp	3.58
Lime Financial Services Ltd.	1.85
Master Financial, Inc.	0.52

Top 10 Servicers

Servicer	%
Indy Mac Bank, FSB	19.84
Ocwen Federal Bank, FSB	22.22
Wilshire Financial Services Gr	57.95

Top 10 MSA

MSA	% [2]
4480	8.88
6780	5.27
8840	4.86
4120	3.91
5945	2.9
5600	2.89
6200	2.81
5775	2.77
1600	2.71
6920	2.27
7320	2.21
Other	58.53
Total:	100

Top 10 Investor MSA

MSA	% [2]
4120	8.68
4480	6.81
6200	6.41
7400	4.61
5600	4.37
5775	3.73
38060	2.63
8840	2.6
6780	2.44
5945	2.26
35644	2.02
Other	53.45
Total:	100

Principal Balance

Scheduled Principal Balance	Total Balance			WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
		Amount	%									
0 – $50K	$	227,344,813.49	35.59%	30,994.52	9.76	672	96.38	38.66	83.17	93.77	20.76	54.94
$51 – $75K	$	167,289,726.40	26.19%	61,233.43	9.70	678	97.07	40.36	80.2	96.8	16.81	42.73
$76 – $100K	$	114,744,557.11	17.96%	87,125.71	9.60	681	96.84	41.23	78.33	97.47	18.67	37.97
$101 – $150K	$	96,753,820.99	15.15%	119,301.88	9.73	682	96.63	41.16	86.22	96.73	18.87	32.99
$151 – $200K	$	20,909,405.53	3.27%	174,245.05	9.49	697	91.7	40.19	90.77	95.63	35.45	34.11
$200 – $250K	$	5,217,513.63	0.82%	226,848.42	8.70	692	81.95	33.79	88.03	78.95	48.86	21.53
$251 – $300K	$	2,780,452.62	0.44%	278,045.26	7.94	715	77.72	39.02	89.39	79.77	39.74	47.96
$301 – $400K	$	3,710,054.68	0.58%	337,277.70	6.86	711	70.25	35.12	90.42	91.6	61.22	61.72
$401 – $500K	$	-	0.00%	0	0	0	0	0	0	0	0	0
>$500K	$	-	0.00%	0	0	0	0	0	0	0	0	0
TOTAL POOL	**$**	**638,750,344.45**	**100.00%**	**51,683.01**	**9.67**	**678**	**96.18**	**39.96**	**82.34**	**95.54**	**20.09**	**44.42**

Principal Balance: Average 51693.01 **Min:** 4552.94 **Max:** 397841.71

Documentation Type

Documentation Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	$ 283,748,507.13	44.42%	45,854.64	9.26	666	96.04	40.25	84.46	97.59	24.91
Stated Doc	$ 20,240,787.91	3.17%	53,125.43	10.30	697	95.83	39.18	70.32	90.45	18.61
Limited Doc	$ 312,075,351.24	48.86%	56,875.41	9.94	687	96.89	39.75	81.3	95.11	14.75
NINA	$ 22,685,698.17	3.55%	74,870.29	10.52	694	88.46	37.96	80.89	80.51	34.72
Other	$ -	0.00%	0	0	0	0	0	0	0	0
TOTAL POOL	**$ 638,750,344.45**	**100.00%**	**51,683.01**	**9.67**	**678**	**96.18**	**39.96**	**82.34**	**95.54**	**20.09**

Appendix A

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc
Single Family	$ 426,818,410.24	66.82%	51,380.57	9.64	674	96.29	40.22	97.43	22.85	46.63
PUD	$ 99,139,662.27	15.52%	53,044.23	9.65	686	95.82	38.91	92.85	18.27	40.95
Townhouse	$ 1,861,521.92	0.29%	37,990.24	9.83	654	95.57	38.93	96.74	24.43	55.94
2 – 4 Family	$ 45,983,578.73	7.20%	61,805.89	9.99	693	94.77	39.93	85.08	12	27.16
Condo	$ 64,832,074.77	10.15%	46,708.99	9.64	685	97.01	39.82	94.65	10.3	47.05
Manufactured	$ -	0.00%	-	-	0	0	0	0	0	0
Other	$ 115,096.52	0.02%	57,548.26	9.06	677	94.11	38.6	100	58.94	58.94
TOTAL POOL	$ 638,750,344.45	100.00%	51,683.01	9.67	678	96.18	39.96	95.54	20.09	44.42

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	N/A	#VALUE!									
Loans >80 LTV w/o M	N/A	#VALUE!									
Other	N/A	#VALUE!									
TOTAL	$ -	#VALUE!									

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
Refinance – Cashout	$ 128,338,809.66	20.09%	52,212.70	9.32	666	90.2	39.72	90.09	97.62
Purchase	$ 496,313,109.85	77.70%	51,774.79	9.78	681	97.88	40.06	80.21	94.92
Refinance – Rate Ter	$ 14,098,424.94	2.21%	44,756.90	8.93	675	90.62	38.56	86.67	98.57
Other		0.00%							
TOTAL POOL	$ 638,750,344.45	100.00%	51,683.01	9.67	678	96.18	39.96	82.34	95.54

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	$ 606,288,471.68	94.92%	51,415.24	9.82	675	96.6	40.26	82.52	95.53	20.22		
Floating	$ 32,461,872.77	5.08%	57,251.98	6.90	727	88.2	34	79.03	95.83	17.68		2.76
2/28		0.00%										
3/27		0.00%										
Other		0.00%										
TOTAL	$ 638,750,344.45	100.00%	51,683.01	9.67	678	96.18	39.96	82.34	95.54	20.09		0.14

Fill out complete list of mortgage loans including IO's

Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	$ 55,918.88	0.01%	55,918.88	9.63	628	13.18	49.51	100	100	100
Second Lien	$ 638,694,425.57	99.99%	51,682.67	9.67	678	96.18	39.96	82.34	95.54	20.09
Third Lien		0.00%								
TOTAL POOL	$ 638,750,344.45	100.00%	51,683.01	9.67	678	96.18	39.96	82.34	95.54	20.09

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	$ 610,287,352.57	95.54%	52,651.83	9.62	676	96.45	40.09	83.22	100	20.53
Second Home	$ 7,578,264.02	1.19%	52,263.89	9.94	712	90.01	38.69	79.77	0	19.85
Investment	$ 20,884,727.86	3.27%	33,522.84	11.14	715	90.53	35.36	57.6	0	7.4
TOTAL POOL	$ 638,750,344.45	100.00%	51,683.01	9.67	678	96.18	39.96	82.34	95.54	20.09

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	$ 313,236,445.89	49.04%	48,473.61	9.49	6462	687	94.93	39.02	80.76	94.62	20.65
6 Months	$ 29,462,698.48	4.61%	87,426.40	10.00	337	690	89.38	36.69	79.79	78.28	34.72
12 Months	$ 39,690,791.22	6.21%	65,713.23	9.87	604	680	97.53	40.83	76.05	94.6	16.62
24 Months	$ 156,377,109.91	24.48%	54,600.95	10.00	2864	658	99.43	42.2	86.33	99.06	14.75
36 Months	$ 98,009,550.64	15.34%	47,739.67	9.52	2053	677	96.45	39.3	84.62	98.78	24.26
60 Months	$ 978,708.72	0.15%	42,552.55	9.68	23	702	95.65	39.56	78.02	81.19	0
Other - specify	$ 995,039.59	0.16%	62,189.97	10.92	16	722	98.72	31.66	60.63	76.67	0
TOTAL	$ 638,750,344.45	100.00%	51,683.01	9.67	12,359	678	96.18	39.96	82.34	95.54	20.09

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1												
Group 2												
Group 3												
Group 4												
Group 5												
Group 6												
TOTAL												

Section 32 Loans

	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	$ 638,750,344.45	100%	51,683.01	9.67	678	96.18	39.96	82.34	95.54	20.09
Total	$ 638,750,344.45	100%	51,683.01	9.67	678	96.18	39.96	82.34	95.54	20.09

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Collateral Cuts for Second Liens

FICO Score

Note: Cells in red font are calculations

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
0 – 500	$ 27,948.48	0.01%	> 85.0	$ 27,948.48	0.01%	$ 27,948.48	9.88	90	33.68	0	0	100	100	100	0
500.01 – 550	$ 66,058.01	0.01%	> 85.0	$ 66,058.01	0.01%	$ 11,009.67	11.96	95	42.92	549	0	100	100	85.5	13.68
550.01 – 575	$ 1,510,596.40	0.30%	> 85.0	$ 1,504,125.97	0.29%	$ 10,821.05	11.91	95.29	41.09	564	0	90.59	98.67	87.51	23.21
575.01 – 600	$ 34,177,820.76	6.67%	> 85.0	$ 33,944,928.88	6.63%	$ 41,855.65	11.01	99.56	42.23	590	0	88.22	99.74	95.91	24.99
600.01 – 620	$ 37,887,566.45	7.40%	> 90.0	$ 35,938,501.21	7.02%	$ 44,923.13	10.61	99.76	41.75	611	0	88.08	99.72	90.08	19.58
620.01 – 650	$ 105,205,737.29	20.55%	> 90.0	$ 94,964,424.74	18.55%	$ 51,949.90	10.43	99.57	41.95	636	0.25	84.6	99.48	49.36	18.2
650.01 – 680	$ 113,254,704.47	22.12%	> 95.0	$ 87,319,952.09	17.05%	$ 58,019.90	10.02	99.96	41.16	666	0.21	83.29	99.78	33.71	14.55
680.01 – 700	$ 66,900,978.83	13.07%	> 95.0	$ 49,618,592.81	9.69%	$ 59,140.16	9.70	99.97	41.24	690	0.82	82.9	99.29	28.1	7.72
700.01 – 750	$ 103,906,295.81	20.29%	> 95.0	$ 70,310,355.18	13.73%	$ 60,560.17	9.47	99.93	40.17	722	1.1	81.28	98.92	26.97	6.59
750.01 – 800	$ 46,896,626.55	9.16%	> 95.0	$ 26,137,785.12	5.10%	$ 57,826.96	9.09	99.98	38.7	768	1.45	79.61	98.87	38.22	2.09
800 +	$ 2,201,902.23	0.43%	> 95.0	$ 1,084,550.53	0.21%	$ 57,081.61	9.67	99.9	40.89	805	0	77.04	100	43.25	4.25
TOTAL POOL	$ 512,036,235.28	100.00%		$ 400,917,223.02	78.30%	$ 53,024.36	10.06	99.79	41.2	667	0.49	83.82	99.42	46.39	13.7

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 20.00	$ 57,928,548.87	11.31%	< 640	$ 5,578,968.06	1.09%	$ 54,164.74	10.65	90.64	16.04	619	0	85.47	93.77	33.8	39.63
20.01 – 25.00	$ 12,333,633.86	2.41%	< 640	$ 2,453,750.38	0.48%	$ 36,084.56	10.69	98.18	23.32	612	0	94.1	97.7	76.78	28.16
25.01 – 30.00	$ 25,334,349.03	4.95%	< 650	$ 7,308,909.78	1.43%	$ 39,939.40	10.57	98.79	27.94	620	0	86.1	98.85	73.51	21.87
30.01 – 35.00	$ 48,515,148.57	9.47%	< 660	$ 17,458,677.07	3.41%	$ 42,790.88	10.57	98.09	32.78	625	0	84.71	98.88	63.96	16.83
35.01 – 40.00	$ 88,385,681.55	17.26%	< 670	$ 39,568,714.66	7.73%	$ 47,049.60	10.51	98.73	37.81	634	0.24	84.77	99.03	51.94	18.16
40.01 – 45.00	$ 133,013,229.96	25.98%	< 680	$ 75,477,027.71	14.74%	$ 50,689.74	10.39	98.67	42.73	639	0.17	84.08	98.64	47.53	19.05
45.01 – 50.00	$ 140,938,245.30	27.53%	< 690	$ 107,901,687.60	21.07%	$ 52,918.92	10.25	99.21	47.88	638	0.16	84.73	99.13	59.31	20.45
50.01 – 55.00	$ 4,349,987.73	0.85%	< 700	$ 3,261,867.92	0.64%	$ 39,299.61	9.90	98.9	51.84	644	0	78.43	94.73	71.19	22.69
> 55.00	$ 1,237,410.41	0.24%	< 700	$ 490,023.09	0.10%	$ 54,447.01	7.97	89.43	58.55	661	0	85.57	100	70.66	45.04
TOTAL POOL	$ 512,036,235.28	100.00%		$ 259,009,603.18	50.58%	$ 49,684.02	10.36	98.67	42.79	636	0.15	84.61	98.76	55.26	20.05

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 70.00	$ 7,354,727.12	1.44%	> 50	$ 443,284.88	0.09%	$ 147,761.63	4.44	51.35	56.97	765	0	100	100	100	100
70.01 – 80.00	$ 15,863,744.01	3.10%	> 50	$ 139,365.45	0.03%	$ 69,682.73	5.61	78.1	58.03	749	0	0	71.2	100	0
80.01 – 85.00	$ 5,471,764.49	1.07%	> 50	$ -	0.00%	$ -	-	0	0	0	0	0	0	0	0
85.00 – 90.00	$ 40,955,722.84	8.00%	> 50	$ 399,892.23	0.08%	$ 49,986.53	6.71	89.33	52.35	744	0	85.86	10.13	90.63	66.92
90.01 – 95.00	$ 53,129,786.10	10.38%	> 50	$ 963,194.05	0.19%	$ 24,697.28	9.57	94.86	53.29	668	0	57.92	78.97	82.76	25.41
95.01 – 100.00	$ 389,260,490.72	76.02%	> 50	$ 3,641,661.53	0.71%	$ 53,553.85	9.35	99.81	52.54	664	0	81.24	97.67	70.94	17.92
100.01 – 105.00	$ -	0.00%	> 50	$ -	0.00%	$ -	-	0	0	0	0	0	0	0	0
105.01 - 110.00	$ -	0.00%	> 50	$ -	0.00%	$ -	-	0	0	0	0	0	0	0	0
110+	$ -	0.00%	> 50	$ -	0.00%	$ -	-	0	0	0	0	0	0	0	0
TOTAL POOL	$ 512,036,235.28	100.00%		$ 5,587,398.14	1.09%	$ 46,561.65	8.72	93.82	53.14	680	0	77.01	87.71	77.42	28.78

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	$ 181,693,132.93	43.36%	$ 82,662.94	9.77	N/A	677	96.74	41.26	82.14	95.91	15.5	34.9
Florida	$ 37,846,040.54	9.03%	$ 41,634.81	10.22	N/A	670	97.64	39.28	80.8	90.52	14.38	45.07
New York	$ 29,554,320.40	7.05%	$ 68,412.78	9.69	N/A	690	94.71	41.83	53.46	94.38	18.73	24.86
Nevada	$ 25,945,567.13	6.19%	$ 55,086.13	9.88	N/A	688	98.14	38.81	94.35	87.11	10.59	39.47
Arizona	$ 23,161,561.64	5.53%	$ 40,993.91	10.15	N/A	677	97.55	38.5	96.07	87.39	17.58	49.46
New Jersey	$ 21,585,380.97	5.15%	$ 53,165.96	10.29	N/A	683	96.94	40.73	57.96	91.6	15.49	27.05
Massachusetts	$ 21,428,632.82	5.11%	$ 63,775.69	8.79	N/A	687	91.59	40.88	61.62	95.16	24.33	62.52
Virginia	$ 16,861,707.19	4.02%	$ 56,205.69	10.24	N/A	677	98.25	40.79	88.63	96.6	15.76	33.51
Colorado	$ 15,767,306.24	3.76%	$ 46,238.43	9.56	N/A	664	95.93	40.03	94.17	97.77	34	64.09
Maryland	$ 15,525,176.00	3.70%	$ 51,750.59	10.29	N/A	666	98.74	41.05	90.4	97.95	15.29	40.07
Illinois	$ 15,263,959.95	3.64%	$ 40,062.89	10.29	N/A	664	99.25	40.91	71.73	97.07	19.75	54.99
Washington	$ 14,404,466.90	3.44%	$ 48,337.14	10.04	N/A	666	99.06	40.76	88.99	96.82	20.15	58.01
TOTAL	$ 419,037,252.71	100.00%	$ 53,420.58	9.88		675	97.12	40.51	81.76	94.45	17.19	42.97

Top 10 Originators

Originator	%
CSFB U/W Guidelines	26.52
NC Cap Corp	25.56
Fremont Investment & Loan	21.48
Ohio Savings Bank, FSB	6.34
Finance America, LLC	5.64
Decision One Mortgage Company, LLC	4.78
Alliance Bancorp	4.47
Lime Financial Services Ltd.	2.31
Master Financial, Inc.	0.65
Meridias Capital	0.58

Top 10 Servicers

Servicer	%
Ocwen Federal Bank, FSB	27.71
Wilshire Financial Services Gr	72.29

Top 10 MSA

MSA	% [2]
4480	7.13
6780	4.72
4120	4.4
8840	4.35
6200	3.06
5775	2.96
5600	2.8
1600	2.76
5945	2.48
6920	2.32
7400	2.17
Other	60.84
Total:	100

Top 10 Investor MSA

MSA	% [2]
4120	8.68
4480	6.81
6200	6.41
7400	4.61
5600	4.37
5775	3.73
38060	2.63
8840	2.6
6780	2.44
5945	2.26
35644	2.02
Other	53.45
Total:	100

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	$ 168,917,431.05	32.99%	$ 30,785.02	10.04	667	97.81	39.49	83.26	91.63	16.3	56.5
$51 – $75K	$ 132,499,767.39	25.88%	$ 61,399.34	9.93	674	98.01	40.9	79.2	95.96	14.79	40.55
$76 – $100K	$ 90,525,851.34	17.68%	$ 87,127.86	9.83	678	97.73	41.47	76.4	96.8	16.98	36.7
$101 – $150K	$ 89,065,581.25	17.39%	$ 119,390.86	9.85	681	97.36	41.32	85.44	96.45	15.48	30.69
$151 – $200K	$ 19,529,375.22	3.81%	$ 174,369.42	9.61	696	92.86	40.65	90.12	95.32	30.89	29.45
$200 – $250K	$ 5,007,721.73	0.98%	$ 227,623.72	8.79	692	82.04	32.26	87.53	78.07	46.72	18.24
$251 – $300K	$ 2,780,452.62	0.54%	$ 278,045.26	7.94	715	77.72	39.02	89.39	79.77	39.74	47.96
$301 – $400K	$ 3,710,054.68	0.72%	$ 337,277.70	6.86	711	70.25	35.12	90.42	91.6	61.22	61.72
$401 – $500K	$ -	0.00%	$ -	0	0	0	0	0	0	0	0
>$500K	$ -	0.00%	$ -	0	0	0	0	0	0	0	0
TOTAL POOL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19	42.97

Principal Balance: Average $ 53,420.58 **Min:** $ 4,552.94 **Max:** $ 397,841.71

Documentation Type

Documentation Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	$ 220,009,922.60	42.97%	$ 46,056.09	9.44	659	97.29	40.4	84.3	96.9	21.37
Stated Doc	$ 20,240,787.91	3.95%	$ 53,125.43	10.30	697	95.83	39.18	70.32	90.45	18.61
Limited Doc	$ 249,099,826.60	48.65%	$ 60,402.48	10.18	686	97.86	40.76	80.53	93.87	11.79
NINA	$ 22,685,698.17	4.43%	$ 74,870.29	10.52	694	88.46	37.96	80.89	80.51	34.72
Other	$ -	0.00%	$ -	0	0	0	0	0	0	0
TOTAL POOL	**$ 512,036,235.28**	**100.00%**	**$ 53,420.58**	**9.88**	**675**	**97.12**	**40.51**	**81.76**	**94.45**	**17.19**

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc
Single Family	$ 344,610,584.32	67.30%	$ 53,017.01	9.85	670	97.43	40.87	96.81	19.43	45.66
PUD	$ 74,042,326.50	14.46%	$ 55,255.47	9.91	684	96.42	39.09	90.43	15.73	37.98
Townhouse	$ 627,376.65	0.12%	$ 41,825.11	11.02	682	97.03	41.63	90.33	21.8	23.59
2 – 4 Family	$ 41,101,962.23	8.03%	$ 62,560.06	10.12	693	95.27	40.21	83.31	10.96	26.68
Condo	$ 51,586,143.81	10.07%	$ 48,121.40	9.84	681	97.51	40.19	93.32	9.19	45.29
Manufactured	$ -	0.00%	$ -	-	0	0	0	0	0	0
Other	$ 67,841.77	0.01%	$ 67,841.77	8.75	667	90	34.99	100	100	100
TOTAL POOL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	94.45	17.19	42.97

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	N/A	0.00%									
Loans >80 LTV w/o M	N/A	0.00%									
Other	N/A	0.00%									
TOTAL	-	0.00%									

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
Refinance – Cashout	$ 88,043,287.18	17.19%	$ 57,544.63	9.57	660	92.74	40.63	89.27	96.54
Purchase	$ 412,657,194.10	80.59%	$ 52,749.23	9.97	678	98.23	40.51	80.04	93.9
Refinance – Rate Ter	$ 11,335,754.00	2.21%	$ 48,861.01	9.03	672	90.73	39.48	86.01	98.22
Other	$ -	0.00%	$ -	-	0	0	0	0	0
TOTAL POOL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	$ 479,574,362.51	93.66%	$ 53,179.68	10.08	672	97.72	40.93	81.95	94.35	17.16		
Floating	$ 32,461,872.77	6.34%	$ 57,251.98	6.90	727	88.2	34	79.03	95.83	17.68		2.76
2/28		0.00%										
3/27		0.00%										
Other		0.00%										
TOTAL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19		0.17

Fill out complete list of mortgage loans including IO's

Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	$ 55,918.88	0.01%	$ 55,918.88	9.63	628	13.18	49.51	100	100	100
Second Lien	$ 511,980,316.40	99.99%	$ 53,420.32	9.88	675	97.13	40.51	81.76	94.45	17.19
Third Lien		0.00%								
TOTAL POOL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	$ 483,597,410.32	94.45%	$ 54,842.07	9.82	673	97.51	40.71	82.83	100	17.58
Second Home	$ 7,554,097.10	1.48%	$ 52,459.01	9.94	712	90.01	38.73	80.03	0	19.91
Investment	$ 20,884,727.86	4.08%	$ 33,522.84	11.14	715	90.53	35.36	57.6	0	7.4
TOTAL POOL	$ 512,036,235.28	100.00%	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	$ 233,424,748.74	45.59%	$ 48,782.60	9.75	4785	685	96.02	39.3	79.31	92.8	15.92
6 Months	$ 29,462,698.48	5.75%	$ 87,426.40	10.00	337	690	89.38	36.69	79.79	78.28	34.72
12 Months	$ 37,456,482.55	7.32%	$ 66,886.58	9.91	560	680	97.84	41.15	76.08	94.28	16.1
24 Months	$ 153,205,910.27	29.92%	$ 54,716.40	10.01	2800	658	99.54	42.2	86.31	99.04	14.77
36 Months	$ 56,512,646.93	11.04%	$ 53,113.39	9.99	1064	668	98.62	41.01	84.77	97.89	21.24
60 Months	$ 978,708.72	0.19%	$ 42,552.55	9.68	23	702	95.65	39.56	78.02	81.19	0
Other - specify	$ 995,039.59	0.19%	$ 62,189.97	10.92	16	722	98.72	31.66	60.63	76.67	0
TOTAL	$ 512,036,235.28	100%	$ 53,420.58	9.88	9,585	675	97.12	40.51	81.76	94.45	17.19

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1												
Group 2												
Group 3												
Group 4												
Group 5												
Group 6												
TOTAL												

Section 32 Loans

	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	$ 512,036,235.28	100	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19
Total	$ 512,036,235.28	100	$ 53,420.58	9.88	675	97.12	40.51	81.76	94.45	17.19

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

HEMT 2005-4 prelim - Price/Yield - A-2

Balance	$119,940,000.00	Delay	24	WAC	9.67	WAM	259
Coupon	4.9	Dated	9/1/2005	NET	8.816	WALA	6
Settle	9/29/2005	First Payment	10/25/2005				

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
WAL for Princ Pmts	7.97	4.96	2.37	1.46	1.01
Principal Window Begin	12/25/2009	3/25/2008	7/25/2007	11/25/2006	7/25/2006
Principal Window End	1/25/2017	2/25/2013	9/25/2008	7/25/2007	12/25/2006